UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer

Earnings Release

Cosan S.A. | 4th Quarter and FY 2020

São Paulo, February 11, 2021 – COSAN S.A. (*B3: CSAN3*) announces its results for the fourth quarter (October, November and December) of 2020 (4Q20) and fiscal year of 2020. The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). The comparisons included in this report take into account the 4Q20 x 4Q19 and 2020 x 2019, except if otherwise stated.

4Q20 Highlights

Cosan recorded pro forma adjusted EBITDA of R$1.9 billion (+39%) and adjusted net income of R$629 million (+61%), boosted by higher contribution from sugar operations.

Raízen Combustíveis

Downstream & Proximity posted consolidated adjusted EBITDA (Brazil + Argentina) of R$924 million (+3% versus 3Q20), due to the gradual recovery of sales in both countries.

Sugar & Renewables processed 12 million tons of sugarcane (-2%), totaling 61.4 million in the crop (+3%), and adjusted EBITDA of R$1.6 billion, due to the increase in sugar sales at better prices.

Compass Gás & Energia

Posted adjusted EBITDA of R$495 million (-3%), impacted by the non-cash effect in Compass Trading. Comgás' EBITDA totaled R$684 million (+35%), bolstered by 8% increase in volumes due to the gradual recovery of the economic activities.

Moove

Reached EBITDA of R$143 million (+68%), leveraged by higher sales volume (+18%).

Executive Summary - Cosan Pro forma[1] BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg. % 4Q20/4Q19	3Q20 (Jul-Sep)	Chg. % 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
Net Revenue	20,991.8	19,410.8	8.1%	17,550.8	19.6%	68,630.9	72,979.7	-6.0%
Gross profit	2,240.8	2,111.8	6.1%	2,113.4	6.0%	7,317.3	7,432.5	-1.5%
EBITDA	2,101.9	2,105.9	-0.2%	1,916.5	9.7%	6,590.8	7,157.1	-7.9%
Adjusted EBITDA[2]	1,916.7	1,383.3	38.6%	1,700.5	12.7%	5,908.4	5,637.9	4.8%
Net Income	620.2	792.5	-21.8%	303.8	n/a	851.9	2,425.4	-64.9%
Adjusted Net Income[2]	629.3	391.1	60.9%	272.8	n/a	846.0	1,594.9	-47.0%
Investments[3]	562.0	801.9	-29.9%	723.2	-22.3%	2,901.1	3,062.6	-5.3%
Cash Generated (Used)[4]	257.9	2,448.9	-89.5%	(1,477.2)	n/a	(709.7)	4,467.4	n/a
Net Debt[5]	15,071.9	13,206.9	14.1%	15,937.8	-5.4%	15,071.9	13,206.9	14.6%
Leverage (Net Debt/EBITDA LTM)[6]	2.7x	2.0x	0.7x	2.7x	0.0x	2.7x	2.0x	0.7x

Note 1: Considering the consolidation of 50% of the results recorded by Raízen Combustíveis and Raízen Energia.
Note 2: Adjusted EBITDA excludes non-recurring effects in the quarters, as detailed on page 6 hereof.
Note 3: Includes investments in assets arising from contracts with clients (IFRS15) at Raízen Combustíveis and Comgás.
Note 4: Pro Forma Free Cash Generation to shareholders, before dividends paid (Free Cash Flow to Equity).
Note 5: Includes obligations with preferred shareholders in subsidiaries and excludes lease liabilities (IFRS 16).
Note 6: EBITDA LTM adjusted based on the CCR effect in Comgás and lease liabilities (IFRS 16) in Raízen.

Conference Call
February 12, 2020 (Friday)

English (simultaneous translation into Portuguese)
Time: 11:00 a.m. (Brasília) | 9:00 a.m. (New York)

Tel (BR): + 55 11 3127 4971
Tel (USA): +1 (516) 300 1066

Investor Relations

E-mail: ri@cosan.com
Telephone: +55 11 3897-9797
Website: ri.cosan.com.br/en

CSAN
B3 LISTED NM

A. Cosan Pro forma – Business Units

In order to compare the results to those of previous periods, we present below the **pro forma** consolidated financial information, that is, 100% consolidation of direct subsidiaries' results and 50% of the results of jointly owned subsidiaries **Raízen Combustíveis and Raízen Energia** (collectively, "Raízen"). The pro forma data is reported merely as illustration and do not represent actual accounting results.

Raízen – New Reporting Segments

Beginning this quarter (4Q20), **Raízen's results are organized by operational segments, in order to facilitate and improve the understanding on how Raízen captures value through its different business segments.** Such new disclosure approach distributes and organizes more accurately based on products sold and services provided by Raízen in the respective "**New Reporting Segments**"[7], as detailed on page 6 hereof.

Cosan's Corporate Restructuring

As disclosed in the Material Fact of January 22, 2021, the **Corporate Restructuring[8] proposed by Cosan Group was approved at the Shareholders' Meetings** held on such date. Therefore, Cosan S.A., upon compliance with the requirements set forth in the Material Fact, will incorporate Cosan Logística S.A. and Cosan Limited (collectively, "holdings") and become the controlling shareholder of Rumo S.A. (B3: RAIL3). Thus, from the first quarter of 2021 (1Q21), **Cosan S.A.'s financial information will also consolidate Rumo's financial information, in addition to the operational and financial expenses of the merged holdings ("New Cosan")**. For comparison purposes, a summary of the unaudited financial information for the New Cosan was included in the "Corporate Restructuring" section (page 19), which includes the simple sum of the audited information from Cosan S.A. Pro Forma and Rumo S.A., in addition to including holding companies pro forma figures.

The business units and Cosan's interest in each segment, according to the abovementioned considerations, are described below:

Raízen (50%)

- **Downstream and Proximity:** Fuels distribution in Brazil, downstream in Argentina, and Convenience and Proximity
- **Sugar:** Sugar Production and Commercialization
- **Renewables:** Ethanol Production and Commercialization, Bioenergy and other renewable products

Compass Gás & Energia (99%): Natural Gas Distribution, Energy Commercialization and Others

Moove (70%): Lubricants, Base oil and Specialties

Corporate Cosan (100%): Corporate and Other Investments

The comparisons in this report take into consideration 4Q20 x 4Q19 and 2020 x 2019, except if otherwise stated.

B. Message from CEO

2020 will be a landmark year, make no mistake. The coronavirus pandemic turned the world upside down and tested our Group's ability to overcome challenges and capture opportunities regardless. The social distancing measures intensified a recession, unemployment, and volatility in foreign exchange rates, commodity prices. For the first time in history, the oil prices reached negative prices. On top of all that mess, we suffered a criminal attack from hackers in March, requiring a prompt response to mitigate the impacts in our operations.

Stop fighting, however, was never an option and, thanks to our best-in-class teams, 2020 was a year of incredible achievements.

The long-awaited simplification of our corporate structure was approved at the Shareholders' Meetings held in January this year. Turning this page is a great conquest, strengthening our group for future plans and releasing our holding company to focus on its main role, that is, of value creation through a sustainable capital allocation process.

We also evolved significantly in the ESG agenda with important achievements. We were included in the 2021 portfolio of ISE[7] and ICO_2[8], both of B3, in addition to the S&P B3 ESG Brazil Index, whereby we became part of the first Brazilian ESG ETF. We also improved our scores in the CDP[9] and DJSI[10] questionnaires and we were included in the Bloomberg Diversity Index (GEI).

Cosan believes in the value of the EESG, including the *"E"* of Economics as the fourth pillar of sustainability, reinforced by the consistent delivery of our companies. At the end of the year, our EBITDA[11] totaled R$9.3 billion, compared to R$9.4 billion in 2019, which was very close to normal levels – whatever "normal" means nowadays – reinforcing our confidence in the strength, resilience, and quality of our portfolio.

Raízen's fuel distribution segment was strongly impacted by the crisis, but still recorded robust results in Brazil and Argentina, confirming the resilience and assertiveness of our strategy. In addition, we began the operations of "Grupo Nós", expanding our network of Shell Select c-stores and launching the first proximity stores under OXXO brand. The sugar and renewables segments accounted for the highest contributions, capturing important efficiency gains and better commodities prices through our pricing and hedge structures. In Compass, the increase in volumes distributed to the residential sector by Comgás, due to increased consumption during the social isolation, and the fast pace of the new connections, positively contributed to the results. Moove presented record-high results since its creation, due to the efficient operational strategy and better operational performance. In Rumo, which will be consolidated by Cosan from the next quarter on, we continue to increase our transportation capacity, with record volume in the year.

Challenges and uncertainties remain, and it is still hard to predicts the end of COVID-19 pandemic. Meanwhile, we stick to our role as leaders in the sectors where we operate, therefore responsible for leading Brazilian energy transition – be it while increasing the competitiveness of the Brazilian agribusiness through cleaner and more efficient logistics, or by increasing renewable energy production.

We remain alert to the opportunities arising from global trends, accelerated by the crisis, such as the evolution of the digital transformation and the consideration of social and environmental issues. I am proud to be a part of this outstanding and committed team that dreams and makes them come true. Together we are confident that our business portfolio is well prepared to continue creating value for all our stakeholders.

Let's go forward!

Luis Henrique Guimarães

Note 7: Corporate Sustainability Index. Note 8: Carbon Efficient Index. Note 9: Carbon Disclosure Projetc. Note 10: Dow Jones Sustainability Index. Note 11: Considers adjusted EBITDA of the business underlying Cosan S.A. Pro Forma, that is, it includes 50% of Raízen and 100% of Rumo ("New Cosan").

C. Executive Summary - 4Q20 and 2020

Cosan recorded in the 4Q20 adjusted pro forma EBITDA and net income of R$ 1.9 billion (+39%) and R$ 629 million, respectively, mainly due to greater contribution from the group operations. Free cash flow to equity (FCFE) totaled R$ 258 million in the period, supported by OCF increase in Raízen. **In the year, the Company's adjusted pro forma EBITDA totaled R$ 5.9 billion (+5%)**, which confirmed the consolidated business portfolio in view of the adverse events arising from the COVID-19 crisis. **The adjusted net income totaled R$ 846 million (-47%) in 2020**, which was impacted by the depreciation of the Brazilian real in the non-hedged portion of the Perpetual Bond. The leverage (net debt/pro forma EBITDA) achieved 2.7x in the period, stable compared to the 3Q20. The highlights by business line are presented below.

Raízen:

Downstream & Proximity: The last quarter of 2020 confirmed the recovery trend of the economic activity, reflected in higher demand for fuels in Brazil and Argentina. Therefore, volumes sold by Raízen in the quarter were, respectively, 6% and 14% higher compared to the 3Q20.

Adjusted EBITDA recorded by the Brazilian fuel distribution operation totaled R$ 619 million in the 4Q20, 4% higher compared to the previous quarter, leveraged by sales expansion – mainly Otto cycle (+18%) – and better profitability, due to the improvement in business environment and assertive of the supply and commercialization strategy. These effects were partially compensated by the expenses incurred with CBIOs (R$ 82 million) related to the previous quarters, recorded in the 4Q20. **In the year, adjusted EBITDA totaled R$ 1.9 billion (-31%)**, impacted by the consumption reduction (-10%) due to the social distancing measures and sharp drop in the prices of all products, concentrated in the 2Q20. **In Proximity, there was a net addition of 87 convenience stores (Shell Select) throughout 2020, in addition to the first four proximity stores under the OXXO brand**, operated by the Company in Campinas/SP, in line with the expansion plan.

In Argentina, adjusted EBITDA totaled USD 57 million (+3%) in the period, mainly onhigher gasoline (+32%) sales, and robust margins. **In 2020, adjusted EBITDA totaled USD 94 million (-52%)**, despite of the significant impacts of the pandemic on the businesses.

Agro industrial: **The sugarcane processing in the quarter totaled 12 MM t (-2%), reaching a crushing of 61.4 MM t (+3%) in the 9-month period of the 20/21 crop.** Production remains focused on sugar, reaching a production mix of 53%. Higher crushing resulted from better agricultural yields, reflecting investments to improve cane field. The sugar equivalent production totaled 1,7 MM t, stable when compared to the 4Q19, which represented an increase of 7% in YTD results. The higher product availability, combined with efficiency gains due to operational improvement plan, contributed to the reduction in the unit cash cost (ex-CONSECANA) of 1% in 4Q20 and 4% YTD.

Sugar: **Adjusted EBITDA totaled R$ 806 million in 4Q20**, driven by sales expansion of own products, in line with higher production, and third-party products. The increased volume resulted from the commercialization strategy adopted by Raízen, reaching prices 34% above those in 4Q19.

Renewables: **Adjusted EBITDA totaled R$ 751 million (+67%) in the quarter**, mainly due to the increase of 12% in own ethanol sales, with higher average prices. These effects were partially offset by the lower contribution of power sales, in view of lower volumes considering less attractive spot prices in the period.

Compass Gás & Energia: **EBITDA for the quarter totaled R$ 495 million (-3%)**, impacted by the non-cash effect of marked-to-market contract agreements of Compass Trading. **Comgás' EBITDA reached R$ 684 million (+35%)**, leveraged by the increase of 6% in the volume of distributed natural gas, mainly the industrial (+8%) and residential (+3%) sectors. **In 2020, Compass Gás & Energia recorded an adjusted EBITDA of R$ 2.2 billion (-2%)**, due to the decrease of 6% in the demand, mainly in the commercial and industrial sectors, impacted by the Covid-19 pandemic.

Moove: **EBITDA came to R$ 143 million (+68%)**, leveraged by higher sales volume (+18%). **In the year, EBITDA totaled R$ 477 million (+47%)**, due to better performance of main operational indicators, confirming the effectiveness of the supply and commercialization strategy, and the capture of scale gains from demand recovery across all markets where Moove operates.

D. Cosan's Consolidated Results

The following table provides a breakdown of the 4Q20 and 2020 results by business unit for all segments described in detail previously. All information reflects 100% of the financial performance of each segment, regardless of Cosan's equity interest. For purposes of reconciliation of the EBITDA in column "Cosan S.A. Accounting", the "Adjustments and Eliminations" column reflects the exclusions from operations among all Cosan subsidiaries.

Earnings by Business Unit 4Q20	Compass Gás e Energia[12]	Moove	Cosan Corporate	Adjustments and Elimnination	Cosan S.A. Accounting	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjustments and Eliminations	Consolidated Pro forma
Net Revenue	2,631.2	1,299.5	0.0	0.0	3,930.7	25,082.3	10,352.5	(17,717.4)	(656.3)	20,991.8
Cost of Goods and Services Sold	(2,049.2)	(991.4)	(0.1)	0.0	(3,040.8)	(23,693.7)	(9,039.4)	16,366.6	656.3	(18,751.1)
Gross Profit	581.9	308.1	(0.1)	0.0	890.0	1,388.6	1,313.1	(1,350.8)	(0.0)	2,240.8
Gross Margin (%)	*22.1%*	*23.7%*	*n/a*	*n/a*	*22.6%*	*5.5%*	*12.7%*	*7.6%*	*0.0%*	*10.7%*
Selling Expenses	(42.8)	(127.1)	0.0	0.0	(169.9)	(573.3)	(406.4)	489.9	0.1	(659.6)
General and Administrative Expenses	(200.6)	(67.1)	(72.5)	(0.0)	(340.2)	(159.8)	(168.4)	164.1	-	(504.4)
Other Operating Income (Expenses)	24.9	2.5	96.7	(0.0)	124.1	9.4	(64.6)	27.6	(0.1)	96.3
Equity Pick-up	(0.0)	0.0	610.0	(212.7)	397.3	(1.9)	(1.2)	1.5	(386.7)	9.1
Depreciation and Amortization	131.5	27.0	3.5	(0.0)	162.0	252.8	1,262.5	(757.7)	-	919.7
EBITDA	494.8	143.4	637.6	(212.7)	1,063.3	915.7	1,935.0	(1,425.4)	(386.7)	2,101.9
EBITDA Margin (%)	*18.8%*	*11.0%*	*n/a*	*n/a*	*27.1%*	*3.7%*	*18.7%*	*8.0%*	*58.9%*	*10.0%*
Financial result	(109.8)	(27.5)	38.6	0.0	(98.7)	(65.6)	(155.2)	110.4	(0.0)	(209.1)
Income and Social Contribution Taxes	(77.0)	(30.6)	(55.2)	0.0	(162.8)	(200.2)	(163.7)	181.9	(0.0)	(344.7)
Non-controlling Interest	(12.7)	(28.9)	2.6	19.4	(19.6)	(9.7)	32.4	(11.3)	-	(8.2)
Net Income	163.9	29.4	620.2	(193.3)	620.2	387.5	385.9	(386.7)	(386.7)	620.2

Earnings by Business Unit 2020	Compass Gás e Energia[12]	Moove	Cosan Corporate	Adjustments and Elimnination	Cosan S.A. Accounting	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjustments and Eliminations	Consolidated Pro forma
Net Revenue	9,093.2	4,415.6	0.0	0.0	13,508.8	86,388.2	31,661.5	(59,024.9)	(3,902.8)	68,630.9
Cost of Goods and Services Sold	(6,434.2)	(3,380.3)	(1.6)	(0.0)	(9,816.1)	(82,592.9)	(28,207.6)	55,400.2	3,902.8	(61,313.5)
Gross Profit	2,659.0	1,035.3	(1.5)	0.0	3,692.7	3,795.3	3,453.9	(3,624.6)	(0.0)	7,317.3
Gross Margin (%)	*29.2%*	*23.4%*	*n/a*	*40.2%*	*27.3%*	*4.4%*	*10.9%*	*6.1%*	*0.0%*	*10.7%*
Selling Expenses	(454.1)	(471.8)	(1.4)	(0.0)	(927.3)	(2,144.9)	(1,119.9)	1,632.4	0.1	(2,559.6)
General and Administrative Expenses	(577.5)	(229.7)	(199.5)	0.0	(1,006.6)	(616.2)	(647.5)	631.9	-	(1,638.5)
Other Operating Income (Expenses)	56.2	34.9	(19.3)	0.0	72.0	392.9	161.2	(277.1)	(0.1)	348.9
Equity Pick-up	0.0	0.0	1,627.0	(1,028.3)	598.5	(0.9)	(86.6)	43.8	(584.8)	(30.0)
Depreciation and Amortization	500.7	108.7	13.7	(0.0)	623.1	966.6	4,092.7	(2,529.6)	-	3,152.7
EBITDA	2,184.3	477.3	1,419.0	(1,028.3)	3,052.3	2,392.7	5,853.8	(4,123.3)	(584.8)	6,590.8
EBITDA Margin (%)	*24.0%*	*10.8%*	*n/a*	*n/a*	*22.6%*	*2.8%*	*18.5%*	*7.0%*	*15.0%*	*9.6%*
Financial result	(282.8)	(129.3)	(850.4)	(0.0)	(1,262.6)	(407.7)	(1,023.6)	715.6	-	(1,978.2)
Income and Social Contribution Taxes	(460.3)	(87.9)	290.4	(0.0)	(257.9)	(325.1)	(211.9)	268.5	(0.0)	(526.4)
Non-controlling Interest	(17.0)	(46.8)	6.6	0.3	(57.0)	(27.0)	(22.5)	24.8	(0.0)	(81.7)
Net Income	923.4	104.6	851.9	(1,028.0)	851.9	666.4	503.1	(584.8)	(584.8)	851.9

Note 12: As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the company's performance standardization is no longer required, as detailed on Note 12 to the company's financial statements.

E. Adjustments - EBITDA and Net Income

In order to maintain a basis of comparison, we present below the non-recurring effects by business line, in addition to the adjustments indicated in the table, based on the following criteria:

- **Raízen Combustíveis: 4Q20 and 3Q20:** (i) tax recovery fiscal; and (ii) unrealized results between Raízen Combustíveis and Raízen Energia. **4Q19:** (i) result from the composition of Grupo Nós; and (ii) unrealized results between Raízen Combustíveis and Raízen Energia.
- **Raízen Energia: 4Q20 and 4Q19:** unrealized results between Raízen Energia and Raízen Combustíveis.
- **Compass Gás & Energia: 4Q19:** non-recurring negative effect of asset write-off.
- **Cosan Corporate: 4Q19:** assignment of credit rights.

Adjusted EBITDA[13] BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Var. % 4Q20x4Q19	2020 (Jan-Dec)	2019 (Jan-Dec)	Var. % 2020x2019
Consolidated Pro Forma – before adjustments	**2,101.9**	**2,105.9**	**-0.2%**	**6,590.8**	**7,157.1**	**-7.9%**
Raízen Combustíveis Brazil (50%)	**43.5**	**(466.6)**	**n/a**	**105.9**	**(532.0)**	**n/a**
Asset Divestments	(5.8)	(1.9)	n/a	(22.6)	(47.9)	-53.0%
Assets arising from contracts with clients (IFRS 15)	69.3	71.3	-2.8%	261.1	274.5	-4.9%
Leases (IFRS 16)	(6.1)	(4.7)	30.7%	(24.2)	(17.7)	36.8%
Non-recurring effects	(13.9)	(531.3)	-97.4%	(108.5)	(740.9)	-85.4%
Raízen Combustíveis Argentina (50%)	**(38.1)**	**(28.7)**	**33.0%**	**(143.1)**	**(101.2)**	**41.4%**
Leases (IFRS 16)	(38.1)	(28.7)	33.0%	(143.1)	(101.2)	41.4%
Raízen Energia (50%)	**(190.7)**	**(92.5)**	**n/a**	**(724.2)**	**(274.1)**	**n/a**
Change in Biological Assets	(6.4)	4.7	n/a	(162.2)	27.4	n/a
Adjustment in exchange effect on sugar	-	-	n/a	-	5.5	n/a
Leases (IFRS 16)	(181.9)	(97.2)	87.1%	(593.2)	(302.7)	96.0%
Non-recurring effects	(2.4)	0.1	n/a	31.1	(4.3)	n/a
Compass Gás e Energia (99%[14])	**-**	**(125.7)**	**n/a**	**4.6**	**(276.3)**	**n/a**
Comgás Regulatory Current Account	-	(144.1)	n/a	4.6	(294.7)	n/a
Non-recurring effects	-	18.4	n/a	-	18.4	n/a
Cosan Corporate	**-**	**(9.1)**	**n/a**	**74.3**	**(335.6)**	**n/a**
Non-recurring effects	-	(9.1)	n/a	74.3	(335.6)	n/a
Consolidated Pro Forma – after adjustments	**1,916.7**	**1,383.3**	**38.6%**	**5,908.4**	**5,637.9**	**4.8%**

Adjusted Net Income[13] BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Var. % 4Q20x4Q19	2020 (Jan-Dec)	2019 (Jan-Dec)	Var. % 2020x2019
Consolidated Pro Forma – before adjustments	**620.2**	**792.5**	**-21.8%**	**851.9**	**2,425.4**	**-64.9%**
Raízen Combustíveis Brazil (50%)	**(12.6)**	**(351.8)**	**-96.4%**	**(77.7)**	**(514.1)**	**-84.9%**
Asset Divestments	(3.8)	(1.3)	n/a	(14.9)	(31.5)	-52.7%
Leases (IFRS 16)	0.4	0.2	n/a	8.8	6.4	38.4%
Non-recurring effects	(9.1)	(350.7)	**-97.4%**	(71.6)	(489.0)	**-85.4%**
Raízen Combustíveis Argentina (50%)	**0.4**	**2.0**	**-79.9%**	**(3.4)**	**2.2**	**n/a**
Leases (IFRS 16)	0.4	2.0	-79.9%	(3.4)	2.7	n/a
Raízen Energia (50%)	**21.4**	**36.5**	-41.4%	**23.1**	**85.1**	-72.8%
Change in Biological Assets	(4.2)	3.1	n/a	(107.0)	18.1	n/a
Leases (IFRS 16)	27.2	33.4	-18.5%	109.6	70.0	56.7%
Non-recurring effects	(1.6)	0.0	n/a	20.5	(3.0)	n/a
Compass Gás e Energia (99%[14])	**-**	**(82.3)**	n/a	**3.0**	**(182.3)**	n/a
Comgás Regulatory Current Account	-	(94.3)	**n/a**	3.0	(194.3)	**n/a**
Non-recurring effects	-	12.0	**n/a**	-	12.0	**n/a**
Cosan Corporate	**-**	**(6.0)**	n/a	**49.0**	**(221.5)**	n/a
Non-recurring effects	-	(6.0)	**n/a**	49.0	(221.5)	**n/a**
Consolidated Pro Forma – after adjustments	**629.3**	**391.1**	**60.9%**	**846.0**	**1,594.9**	**-47.0%**

Note 13: Considers 100% of the results of Compass in EBITDA consolidation, but for net income purposes, it considers direct interest in the business (99%).
Note 14: As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the company's performance.

F. Results by Business Unit

F.1 Raízen – Reorganization of the presentation of the business sectors

As from this quarter (4Q20), results recorded by Raízen, co-subisidiary of Cosan, **were organized in a new group of operational segments in order to improve and amplify the understanding on how the Company captures value through the operational chain.**

Raízen is mainly engaged in the production of sugar, ethanol, and bioenergy, and has been consolidated as an integrated company providing energy from renewable sources, such as biomass (straw, sugarcane bagasse, vinasse and filter cake – arising from sugar and alcohol production process) and solar, in addition to the investments in technologies to improve the use of biomass in the Company's portfolio. Raízen also distributes and sells fuels under Shell brand to gas stations, airports and B2B clients in Brazil and Argentina. The operations also include the convenience stores Shell Select and the proximity stores OXXO of Grupo Nós, joint venture between Raízen Combustíveis and Femsa Comércio.

The integration of Raízen's portfolio maximizes the business results, as from the capture of synergies and value creation within the chain. However, the financial information disclosed by Raízen up to 3Q20 was separated in the corporate level of legal entities Raízen Energia S.A. and Raízen Combustíveis S.A. **This new proposal for disclosure distributes and organized on a more accurate basis each of the products sold and services provided by Raízen** in the respective "New Reporting Segments". For purposes of clarification, we present below the "from/to" scheme, including each business segment and the respective product sold and services provided.


Legal Entities
Products sold and Services provided
New Reporting Segments
Raízen Combustíveis S.A.
Raízen Energia S.A.
Fuel Distribution
Refining (Argentina)
Lubricants
Convenience & Proximity Stores
Oil Products Trading
Own Sugar
Sugar Resale
Own Ethanol
Ethanol Resale and Trading
Own Bioenergy
Power Trading
Other Renewables
Downstream & Proximity
Sugar
Renewables
• Fuel supply, commercialization, and distribution in Brazil and Argentina
• Lubricants sales in Brazil (Shell Helix)
• Convenience & Proximity stores (franchises and own operations) of Grupo NÓS
• Refining operation in Argentina
• Operation of own gas stations in Argentina and convenience stores
• Lubricants production and sale in Argentina
• Production and commercialization of own sugar
• Sugar origination and trading
• Production and commercialization of own first and second generation ethanol
• Ethanol origination, import, and trading
• Production and commercialization of own bioenergy
• Power resale and trading
• Production and sale of other renewables (solar energy, biogás, etc.)

The table below shows the **reconciliation of Raízen's adjusted EBITDA from January to December 2020, based on the division by segment used through the 3Q20 and the new proposal adopted** as from the 4Q20, as follows:

2020 Adjusted EBITDA BRL mln	Combustíveis Brasil	Combustíveis Argentina	Raízen Energia	Raízen Consolidated
Integrated Sugar	1,701.8	738,2	11,7	2.451,7
Renewables	0.0	0,0	2.750,2	2.750,2
Fuels Distribution & Proximity	(46.2)	0,0	3.091,9	3.045,7
Adjustments & Eliminations	**(1.1)**	**0,0**	**0,0**	**(1,1)**
Total	**1,654.5**	**738,2**	**5.853,8**	**8.246,5**
EBITDA Ajustado 2020 R$ MM	**Combustíveis Brasil**	**Combustíveis Argentina**	**Raízen Energia**	**Consolidado Raízen**
Fuels Distribution & Proximity	1,913.4	452.1	11.7	2,377.2
Integrated Sugar	0.0	0.0	1,945.8	1,945.8
Renewables	(46.2)	0.0	2,448.0	2,401.8
Adjustments & Eliminations	**(1.1)**	**0.0**	**0.0**	**(1.1)**
Unrealized profits effects	**-**	**0.0**	**0.0**	**42.0**
Total	**1,866,1**	**452.1**	**4,405.5**	**6,766.0**

Accordingly, as from the quarter ended December 31, 2020, Raízen's results, including EBITDA, are disclosed and explained based on the new division, as broken down below (2020):

2020 Income Statement BRL mln	Fuels Distribution & Proximity	Sugar	Renewables	Adjustments & Eliminations	Raízen Consolidated
Net Operating Revenue	92,670.2	10,241.4	15,137.7	(7,766.7)	110,282.6
Cost of Goods and Services Sold	(88,774.2)	(8,684.4)	(13,298.8)	7,724.0	(103,033.4)
Gross Profit	3,896.0	1,557.0	1,838.9	(42.7)	7,249.2
Selling, General and Administrative expenses:	(2,732.5)	(830.4)	(936.8)	(28.5)	(4,528.2)
Selling	(2,116.3)	(530.5)	(589.3)	(28.5)	(3,264.6)
General and administrative	(616.2)	(300.0)	(347.5)	-	(1,263.7)
Other expenses/Other revenues	394.3	59.0	102.3	(1.7)	553.9
Equity Pick-up	(1.0)	-	(86.7)	0.1	(87.6)
EBIT	1,556.8	785.5	917.7	(72.8)	3,187.3
Depreciation and Amortization	894.9	1,964.7	2,128.0	71.7	5,059.3
EBITDA	**2,451.7**	**2,750.2**	**3,045.7**	**(1.1)**	**8,246.5**
Asset Divestments	(45.1)	-	-	-	(45.1)
Assets arising from contracts with clients (IFRS15)	522.2	-	-	-	522.2
Change in Biological Assets	-	(178.7)	(145.6)	-	(324.3)
Leasess (IFRS 16)	(334.3)	(625.8)	(560.5)	-	(1,520.6)
Non-recurring effects	(217.0)	-	62.3	42.0	(112.7)
Adjusted EBITDA	**2,377.5**	**1,945.8**	**2,401.8**	**40.9**	**6,766.0**

F.1.1 Downstream & Proximity

The results recorded in "Downstream and Proximity", which comprises a single and integrated platform of value, were disclosed as referred to below, on a combined basis, composed of (i) fuels distribution in Brazil, proximity operation, including convenience and proximity stores in Brazil; (ii) refinery operation, distribution and resale of fuels in Argentina.

Adjusted EBITDA[15] BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Var.% 4Q20x4Q19	3Q20 (Jul-Sep)	Var.% 4Q20x3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Downstream & Proximity	**924**	**1,329**	**-30.5%**	**894**	**3.4%**	**2,377**	**3,588**	**-33.7%**
Fuel Distribution & Proximity Brazil	619	999	-38.0%	598	3.5%	1,925	2,819	-31.7%
Downstream Argentina	305	331	-7.9%	296	3.0%	452	769	-41.2%

Note 15: Adjusted by the effects detailed on page 6 hereof.

The adjusted EBITDA recognized in this segment totaled R$ 924 million in the quarter, an increase of 3% compared to the 3Q20. The forth quarter of 2020 was marked by the continuous recovery of the economic activities, reflected in the increase of the demand for fuels in Brazil and Argentina. Therefore, Raízen's sales volume grew, respectively, 6% and 14%, compared to the 3Q20. Despite of the important recovery of the business performance in the second semester, **the combined adjusted EBITDA for the year totaled R$ 2.4 billion (-34%)**, impacted by the

decrease in the demand as a consequence of the social distancing measures and in fuel prices, aggravated by the criminal cyber attack against the Company in March 2020.

F.1.1.1 Fuels Distribution in Brazil

Despite of the significant increase in the number of people infected by Covid-19, the last quarter of 2020 was marked by the continuous recovery of the economic activities, reflected in the **consecutive increase in the demand for fuel in Brazil (+6% versus 3Q20, ANP basis).** The main highlight in the quarter was the volume of the Otto cycle sold by the market, which increased by 15%. When compared to the 4Q19, the Otto cycle volume decreased by 3%. In 2020, the fuel consumption decreased by 7% in Brazil, negatively impacted by the social isolation, mainly from March to May, that is, the beginning of the pandemic. The diesel volume was the most resilient, supported by the higher demand of agribusiness and transportation, while the Otto cycle and aviation fuels decreased by 9% and 49%, respectively, impacted by the social distancing measures.

Indicators	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Var.% 4Q20x4Q19	3Q20 (Jul-Sep)	Var.% 4Q20x3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Sales Volume ('000 cbm)	**6,814**	**7,154**	**-4.8%**	**6,411**	**6.3%**	**24,516**	**27,326**	**-10.3%**
Otto-cycle (Gasoline + Ethanol)	3,202	3,284	-2.5%	2,705	18.4%	10,715	12,268	-12.7%
Diesel	3,425	3,233	5.9%	3,531	-3.0%	12,706	12,540	1.3%
Aviation	155	583	-73.4%	138	12.7%	952	2,292	-58.5%
Others	32	54	-41.7%	38	-16.0%	143	226	-36.5%
Gasoline Equivalent Volumes ('000 cbm)	2,891	2,946	-1.9%	2,448	18.1%	9,689	11,032	-12.2%
Adjusted EBITDA[16] (BRL mln)	**619**	**999**	**-38.0%**	**598**	**3.5%**	**1,925**	**2,819**	**-31.7%**
Adjusted EBITDA Margin (BRL/cbm)	91	140	-34.4%	93	-2.3%	79	101	-22.0%
Adjusted EBITDA Margin ex-RenovaBio* (R$/cbm)	*103*	*140*	*-25.9%*	*93*	*10.8%*	*n/a*	*n/a*	*n/a*
Investments (BRL mln)	**190**	**250**	**-24.2%**	**173**	**10.0%**	**780**	**1,006**	**-22.5%**
Convenience and Proximity stores (Unt.)	**1,122**	**1,031**	**8.8%**	**1,092**	**2.7%**	**1,122**	**1,031**	**8.8%**

Note 16: Adjusted by the effects detailed on page 6 hereof.

The volumes sold by Raízen in the quarter increased by 6% compared to the 3Q20. The highlights are Otto cycle sales (+18% on a sequential comparison basis), which is close to the level before the crisis, with a decrease of 2% only compared to the 4Q19. **In 2020, the sales volume decreased by 10% compared to the previous year,** mainly impacted by the decrease of 58% in the aviation segment and 12% in gasoline equivalent. Diesel was resilient and expanded 1% compared to 2019, due to the increase in the demand for agricultural clients, taking into account the significant crops for several types of cultures in the year and preservation of demand for transportation.

The adjusted EBITDA in the Brazilian distribution segment totaled R$ 619 million in the 4Q20, an increase of 4% compared to the previous quarter, leveraged by the expansion in sales and profitability. Margins were benefited by the improvement in the business environment and the supply and commercialization strategy for the period. These effects were partially offset by the CBIOs expenses (R$ 82 million) from past periods, recorded in the 4Q20. **In the year, the adjusted EBITDA totaled R$ 1.9 billion (-31%),** impacted by the strong decrease in the demand and prices of all fuels, mainly in the 2Q20.

The investments totaled R$ 190 million (-24%) in the quarter, which decrease resulted from the lower investments in infrastructure and logistics. **In the year, the investments totaled R$ 780 million (-22%), in line with the plan for 2020.** Such reduction resulted from the higher conversion of the new gas stations in the rebate model, greater capital discipline due to the crisis faced in the year and the concentration of the expenses on logistics assets in 2019. Shell network ended the quarter with 6,549 gas stations in Brazil.

In Proximity, there was a net addition of 26 convenience stores (Select) in the quarter, and 87 in 2020, in addition to the four proximity stores under the OXXO brand in Campinas/SP, in line with the long-term business expansion plan.

F.1.1.2 Downstream Argentina

The functional currency of the downstream operation in Argentina is US dollar and, therefore, results will be reported in US dollar.

Indicators	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Var.% 4Q20x4Q19	3Q20 (Jul-Sep)	Var.% 4Q20x3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Volume of Oil Products and Other Products Sold ('000 cbm)	**1,314**	**1,520**	**-13.6%**	**1,155**	**13.8%**	**4,714**	**6,299**	**-25.2%**
Gasoline	452	503	-10.1%	343	31.9%	1,463	1,882	-22.3%
Diesel	492	519	-5.3%	458	7.4%	1,795	1,997	-10.1%
Aviaton	32	129	-75.4%	16	n/a	187	531	-64.8%
Other Products	339	369	-8.3%	339	0.0%	1,269	1,889	-32.8%
Adjusted EBITDA[17] (US$ mln)	**57**	**80**	**-29.0%**	**56**	**2.7%**	**94**	**195**	**-51.7%**
Investments (US$ mln)	**12.4**	**15.2**	**-18.4%**	**10.4**	**19.2%**	**53.1**	**84.2**	**-36.9%**

Note 17: Adjusted by the effects detailed on page 6 hereof.

Fuel consumption in Argentina recovered significantly in the fourth quarter of 2020, driven by the easing of social distancing measures. As a result, **total volume sold by Raízen increased by 14% compared to the 3Q20,** mainly the gasoline sales (+32%). In 2020, the fuel sales decreased by 25%, leverage more severe social distancing measures adopted. Gasoline (-22%) and aviation fuels (-65%) volumes were the most impacted ones.

Adjusted EBITDA totaled USD57 million (R$ 305 million) in the 4Q20, an increase of 3% compared to the 3Q20, benefited by the continuous recovery in the demand and maintenance of the profitability at the pump. **In 2020, adjusted EBITDA totaled USD94 million (-52%),** which supported the operational cash generation despite of the severe impacts from the pandemic in the business.

Investments totaled USD12 million in the quarter (-18%) and USD 53 million in the year (-37%), which decrease reflects the control of spending in the period. At the end of 2020, Shell had 759 gas stations in Argentina, out of which 43 are operated by Raízen.

F.1.2 Sugar and Renewables

F.1.2.1 Sugarcane Agricultural and Industrial Operation

We present below the information on the Agricultural and Industrial Production, in addition to the information on cash and investment costs incurred by Raízen Energia, composed of the new reporting segments "Sugar" and "Renewables".

Accumulated crushing for the 20/21 crop in the Middle-South region in Brazil totaled 597 million tons of sugarcane processed (+3%), according to the UNICA data. Higher production along with the increase of 4% in the concentration of the sucrose in sugarcane (TRS/ton) due to the drier climate conditions in the period, contributed to the production of 87 million tons of sugar equivalent (+8%). The production mix for the period was 54% for ethanol versus 65% for the 2019/20 crop. Decrease is explained by greater profitability of the sugar in relation to the biofuel.

Indicators	4Q20 (Oct – Dec)	4Q19 (Oct – Dec)	Var.% 4Q20x4Q19	2020/21 (Apr – Dec)	2019/20 (Apr– Dec)	Var.% 20/21x19/20
Sugarcane Crushed ('mln tons)	12.0	12.2	-2.0%	61.4	59.6	3.0%
Sugar Equivalent Production ('000 tons)	1,732.6	1,733.7	-0.1%	8,286.4	7,777.5	6.5%
Agricultural Yield (TRS/ha)	9.1	9.0	1.5%	10.2	9.6	5.8%
Production Mix (% Sugar - Ethanol)	47% vs 53%	46% vs 54%	n/a	53% vs 47%	49% vs 51%	n/a
Average Unit (Cash) (BRL/tons)[18]	(803.3)	(738.2)	8.8%	(776.6)	(735.4)	5.6%
Average Unit (Cash) ex-Consecana (BRL/tons)[18]	(730.4)	(738.2)	-1.1%	(703.7)	(735.4)	-4.3%
Total CAPEX (BRL mln)	618.5	656.1	-5.7%	1,629.0	1,822.4	-10.6%

Note 18: Cash cost of own sales volumes in sugar equivalent. Excludes depreciation and amortization of planting and tilling and agricultural, industrial, and off-season maintenance.

In Raízen, **the sugarcane processing totaled 12 million tons (-2%) for the quarter, ending the nine-month period of the 2020/21 crop with 61.4 million tons (+3%) of crushed sugarcane** and mix of 53% for sugar. Higher crushing volume resulted from the increase in the agricultural yield, driven by the investments that have been done in the cane field. **Sugar equivalent production totaled 1.7 million tons, stable compared to the 4Q19.On a cumulative basis, production was significantly higher (+7%), benefiting from climate, which contributed to higher concentration of sugar per ton of cane in the year.**

Greater product availability, plus efficiency gains captured due to the operational improvement plan, contributed for a **decrease in the unit cash cost (ex-CONSECANA) (-1% in 4Q20 and -4% in 9M21). Investments totaled R$ 619 million (-6%) in the quarter,** which variation resulted from the delayed plantation expenses.

F.1.2.2 Sugar

Indicators	4Q20 (Oct – Dec)	4Q19 (Oct – Dec)	Var.% 4Q20x4Q19	2020/21 (Apr – Dec)	2019/20 (Apr – Dec)	Var.% 20/21x19/20
Sales Volume (000' tons)	**2,827**	**855**	**n/a**	**5,303**	**2,020**	**n/a**
Own Sugar	1,651	804	n/a	3,090	1,918	61.0%
Resale & Trading	1,176	50	n/a	2,213	102	n/a
Net Revenue (BRL mln)	**4,410.2**	**998.9**	**n/a**	**7,938.3**	**2,343.9**	**n/a**
Average Price (BRL/tons)	**1,560.0**	**1,168.4**	**33.5%**	**1,497.0**	**1,160.4**	**29.0%**
Adjusted EBITDA[19] (BRL mln)	**805.7**	**130.2**	**n/a**	**1,170.5**	**272.5**	**n/a**
Sugar Inventories	**12/31/20**	**12/31/19**	**Var.%**	**09/30/20**	**Var.%**	
000' tons	**1,432**	**1,943**	**-26.3%**	**2,275**	**-37.1%**	
BRL mln	**1,510**	**1,943**	**-22.3%**	**2,226**	**-32.2%**	
BRL/tons	**1,055**	**1,000**	**5.5%**	**978**	**7.8%**	

Note 19: Adjusted by the effects detailed on page 6 hereof.

Raízen's sugar sales expanded more than three times in terms of volume in the 4Q20, due to the: (i) greater availability of own product due to the increase in crushing volume, with higher TRS; (ii) significant growth in sugar production volume, in line with the expansion strategy of the Raízen's operations in the sugar value chain; and (iii) commercialization strategy, capturing better prices (R$ 1,560/ton, +34% versus 4Q19). Thus, **sugar net revenue**

totaled R$ 4.4 billion in the quarter, more than four times compared to the revenue recognized in the same quarter of the previous year.

Adjusted EBITDA in the sugar operation totaled R$ 806 million in the quarter, driven by the expansion in sales of own products and higher average price due to the most favorable scenario for the commodity's commercialization. In addition, the efficiency gains in costs (ex-CONSECANA) from agricultural and industrial processes contributed for the reduction in costs and increase in profitability.

The position of sugar volumes and prices, defined based on trading or derivative financial instruments, in US dollars translated into Brazilian reais, through December 31, 2020, respectively, are broken down as follows:

Summary of Sugar Hedge Operations[20]	2020/2021	2021/2022	2022/23
Volume (000' tons)	3,260.0	2,107.0	1,168.0
Average Price (¢BRL/lb)[21]	63.4	66.4	74.7
Average Price (¢US$/lb)	13.9	13.5	12.6

Note 20: Hedge coverage is based on the crop years ending on 03/31/2020 and 03/31/2021.
Note 21: The average price in ¢/lb. Considers the exchange rate hedged through financial instruments. Net revenue is recorded at the exchange rate realized during the period.

F.1.2.3 Renewables

Indicators	4Q20 (Oct – Dec)	4Q19 (Oct – Dec)	Var.% 4Q20x4Q19	2020/21 (Apr – Dec)	2019/20 (Apr – Dec)	Var.% 20/21x19/20
Ethanol Sales Volume (000' cbm)	**1,366**	**1,367**	**-0.1%**	**3,429**	**3,754**	**-8.6%**
Own Ethanol	640	573	11.6%	1,753	1,800	-2.6%
Resale & Trading	726	794	-8.6%	1,676	1,955	-14.2%
Ethanol Net Revenue (BRL mln)	**4,155.6**	**2,917.9**	**42.4%**	**8,703.0**	**7,861.4**	**10.7%**
Own Ethanol Average Price (BRL/cbm)	2,352,4	1,963.8	19.8%	2,068.3	1,881.7	9,9%
Ethanol Average Price (BRL/cbm)	3,042.6	2,133.9	42.6%	2,537.8	2,094.1	21.2%
Power Sales Volume (MWh)	**6,158**	**7,283**	**-15.4%**	**13,875**	**22,407**	**-38.1%**
Own Cogeneration	550	600	-8.3%	2,058	2,100	-2.0%
Resale & Trading	5,608	6,683	-16.1%	11,818	20,307	-41.8%
Power Net Revenue (BRL mln)	**589.9**	**1,135.8**	**-48.1%**	**1,614.9**	**3,198.8**	**-49.5%**
Own Power Average Price Own (BRL/MWh)	250.1	233.1	7,3%	246.0	233.3	5,5%
Power Average Price (BRL/MWh)	95.8	156.0	-38.6%	116.4	142.8	-18.5%
Other Net Revenue (BRL mln)	**130.7**	**615.6**	**-78.8%**	**464.1**	**697.2**	**-33.4%**
Renewables Total Net Revenue (BRL mln)	**4,876.2**	**4,669.3**	**4.4%**	**10,782.0**	**11,757.3**	**-8.3%**
Adjusted EBITDA[22] (BRL mln)	**750.9**	**450.1**	**66.8%**	**1,628.2**	**1,648.1**	**-1.2%**
Ethanol Inventories	**12/31/20**	**12/31/19**	**Var.%**	**09/30/20**	**Var.%**	
000' cbm	**1,243**	**1,347**	**-7.7%**	**1,578**	**-21,2%**	
BRL mln	**2,175**	**2,379**	**-8.5%**	**3,017**	**-27,9%**	
BRL/cbm	**1,750**	**1,766**	**-0.9%**	**1,912**	**-8,5%**	

Note 22: Adjusted by the effects detailed on page 6 hereof.

Ethanol volume sold by Raízen in the period remained stable compared to the 4Q19. The increase in the sales of own products (+12%), mainly due to the recovery of the prices in the domestic market, offset lower resale and trading volumes (-9%). Average price of own biofuel sales totaled R$ 2,352/cbm in the 4Q20 (+20%), significantly higher than the Esalq price for the period, leveraged by the export of special ethanol, accounting for 46% of the volumes and hedged prices against gasoline in the international market (proxy hedge). Ethanol net revenue totaled R$ 4.2 billion, an increase of 42% compared to the 4Q19, leverage by higher average prices.

Power sales volume decreased by 15% in the period, mainly in resale and trading. The less favorable scenario for the spot market prices in the 4Q20 also discouraged the purchase of sugarcane bagasse from third parties to increase the co-generation of bioenergy. The net revenue totaled R$ 590 million (-48%) due to lower average sales price (R$ 96/MWh) in the quarter.

Adjusted EBITDA for renewables totaled R$ 751 million (+67%) in the 4Q20, benefited by the increase in own ethanol sales at higher average prices. These effects were partially offset by the lower power contribution, explained by the reduction in volume given the less attractive spot prices in the period.

F.3 Compass Gás & Energia

Below, the results of **Compass Gás & Energia** are composed of the following segments: **(i) Comgás (natural gas distribution) and; (ii) Compass Trading and other segments.**

Adjusted EBITDA posted by Compass Gás & Energia totaled R$ 495 million in the 4Q20 (-3% versus 4Q19), impacted by the non-cash effect of marked-to-market contract agreements of Compass Trading, partially offset by higher natural gas volume distributed by Comgás. In 2020, the adjusted EBITDA totaled R$ 2.2 billion (-2% versus 2019), reflecting the drop in demand for natural gas mainly in the industrial and commercial segments due to Covid-19.

Adjusted EBITDA[23] BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Var.% 4Q20x4Q19	3Q20 (Jul-Sep)	Var.% 4Q20x3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Compass Gás e Energia	**494.8**	**508.0**	**-2.6%**	**645.8**	**-23.4%**	**2,188.8**	**2,244.7**	**-2.5%**
Comgás	684.1	508.0	34.7%	642.7	6.4%	2,386.7	2,244.7	6.3%
Compass Trading and Others	(189.2)	(0.0)	n/a	3.1	n/a	(197.9)	(0.0)	n/a

Note 23: Adjusted by the effects detailed on page 6 hereof.

The financial statements of Compass Gás & Energia are available at: www.compassbr.com. On page 28 hereof, we have included the accounting reconciliation from "Cosan's perspective" to "Compass's perspective" of net income.

F.3.1 Comgás

Indicators	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
Total Natural Gas Sales	**1,202**	**1,113**	**7.9%**	**1,128**	**6.6%**	**4,229**	**4,512**	**-6.3%**
Residential	71	69	3.4%	86	-17.7%	302	279	7.9%
Commercial	32	41	-23.0%	27	16.1%	115	161	-28.4%
Industrial	938	865	8.4%	900	4.3%	3,336	3,516	-5.1%
Cogeneration	116	83	40.0%	75	55.4%	320	334	-4.2%
Automotive	45	55	-18.9%	39	13.5%	158	222	-29.1%
Adjusted EBITDA[24] (BRL mln)	**684.1**	**508.0**	**34,7%**	**642.7**	**6,4%**	**2,386.7**	**2,244.7**	**6,3%**

Note 24: Adjusted by the effects detailed on page 6 hereof.

Total natural gas volume (ex-thermogeneration) distributed by Comgás was 8% higher than 4Q19, mainly explained by the recovery of industrial activities and increase in redidential consumption. In 2020, volume went down by 6%, as a result of the pandemic and the subsequent reduction of the economic activities over the year. **Industrial segment** increased by 8% in the quarter, due to the recovery of the industrial production. In the year, the volume were 5% lower versus 2019, taking into account the interruption of activities in some sectors, such as ceramics, chemical and automotive, during the pandemic. **Commercial segment** has posted recovering results due to the more flexible social distancing measures. However, when compared to the 4Q19 and 2019, volume decreased by 23% and 28%, respectively, by virtue of more severe measures adopted to restrain the Covid-19 pandemic, mainly in the gastronomic and hotel sectors. **Residential segment**, in turn, grew 3% versus 4Q19, and 8% versus 2019, driven by gross addition of 125 thousand clients in 2020, drop in average temperature in the period, and higher unit average consumption level due to the social distancing measures.

Net revenue totaled R$ 2.4 billion in the quarter (-6%) and R$ 8.3 billion in 2020 (-13%), mainly due to lower sales volume since the beginning of the pandemic. The **cost of products and services** totaled R$ 1.6 billion (-4% versus 4Q19) and R$ 5.5 billion (-14% versus 2019), by virtue of the reduction of the gas unit cost, directly related to the exchange rate variation and brent price.

The **selling, general and administrative expenses** totaled R$ 233 million in the 4Q20 (-20%) and R$ 986 million in 2020 (-3%). By excluding depreciation and amortization, expenses totaled R$ 102 million (-42% versus 4Q19) and R$ 486 million (-13% versus 2019). By excluding the PDD variations, expenses decreased by 28% in the quarter and 16% in the year.

Adjusted EBITDA totaled R$ 684 million in the 4Q20 (+35%), due to the higher sales volume. In the year, adjusted EBITDA totaled R$ 2.4 billion in 2020 (+6%). Result reflects the decrease in operational expenses, as well as the margin adjustments by inflation, partially offset by drop in volume during the pandemic period, mainly in the industrial and commercial segments.

The **investments** totaled R$284 million in the quarter (-5% versus 4Q19) and R$997 million in the year (+11% versus 2019), in line with the expansion plan defined for the current tariff cycle.

For further information, please see the earnings release for the 4Q20 and 2020 of Comgás, available at: ri.comgas.com.br.

F.3.2 Accounting Reconciliation of the Regulatory Current Account (CCR)

As from June 2020, Comgás began to record the effects from the Regulatory Current Account in the corporate books; therefore, the Company's EBITDA standardization is no longer required. Such measure complies with the provisions set forth in Resolution 1010, of June 10, 2020, not subject to any unforeseen restriction to the recognition of the Regulatory Current Account in its results.

For further information on the reconciliation considering these effects, please see the Comgás' Earnings Release: https://ri.comgas.com.br/informacoes-financeiras/central-de-resultados/

F.4 Moove

Total volume sold by Moove increased by 18% in the quarter due to the recovery of the economic activity mainly in Brazil, and the effectiveness of the supply and commercialization strategy. In view of the challenges caused by the social distancing measures adopted by all countries where Moove operates, sales in 2020 reimained stable compared to 2019, offsetting the decrease in demand mainly in 2Q20.

Indicators	4Q20 (Oct-Dec)	4Q19 (out-dez)	Var.% 4Q20x4Q19	3Q20 (Jul-Sep)	Var.% 4Q20x3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Total Volume (000 cbm)	110.7	93.5	18.4%	128.9	-14.1%	398.4	397.7	0.2%
EBITDA (BRL mln)	143.4	85.4	68.0%	177.5	-19.2%	477.3	324.9	46.9%

EBITDA totaled R$ 143 million in the 4Q20 (+68%), driven by higher lubricants sales volume. In 2020, EBITDA was a record, totaling R$ 477 million (+47%), as a result of the supply and sales strategy, resulting in better performance of the main operational indicators. In addition, the increased contribution from international operations in Brazilian reais and gains in operational efficiency boosted EBITDA for the year.

F.5 Cosan Corporate

Cosan Corporate segment reflects the Cosan's corporate structure, that is, the expenses incurred with consulting services and personnel expenses (salaries, charges and severance), in addition to the effects from several litigations, including business contingencies contributed to Raízen prior to its incorporation, as well as other investment expenses.

Total Expenses BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
General and Administrative Expenses	(72.5)	(63.7)	13.8%	(45.9)	58.1%	(200.9)	(227.5)	-11.7%
Other Operating Revenues (Expenses)	96.7	(103.4)	n/a	(19.5)	n/a	(19.3)	428.5	n/a
Non-recurring Effects	-	9.1	-100%	-	n/a	(74.3)	335.6	n/a
Other	96.7	(112.5)	n/a	(19.5)	n/a	55.0	92.9	-40.8%

Selling, general and administrative expenses recorded by Corporate Cosan totaled R$ 73 million in the 4Q20 (+14%), due to the increase in expenses relating to the corporate restructuring process. In the accumulated for the year, expenses totaled R$ 201 million (-12%), due to the efforts undertaken by the Company for reducing expenses in the period.

Other operating revenues (expenses) were positive in R$ 97 million, due to the reversal of a provision (non-cash effect) related to legal and contingencies expenses, as well as the gain related to the exclusion of the ICMS from the calculation basis of PIS/COFINS. In the year, other adjusted revenue totaled R$ 55 million compared to a revenue of R$ 93 million.

G. Financial Results (excluding Raízen)

Financial Result BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
Cost of Gross Debt	**(69.9)**	**(145.5)**	**-52.0%**	**(254.7)**	**-72.6%**	**(1,146.1)**	**(689.0)**	**66.3%**
Perpetual Notes and exchange rate variation of cash	125.1	8.8	n/a	(127.2)	n/a	(586.6)	(158.6)	n/a
Interest of Bank Debt	(195.0)	(154.3)	26.4%	(127.5)	52.9%	(559.5)	(530.4)	5.5%
Interest Income	5.9	43.0	-86.3%	10.1	-41.6%	145.8	233.7	-37.6%
(=) Subtotal: Interest on Net Debt	**(64.0)**	**(102.5)**	**-37.6%**	**(244.6)**	**-73.8%**	**(1,000.3)**	**(455.4)**	**n/a**
Other Charges and Monetary Variation	(16.6)	(24.7)	-32.8%	(165.2)	-90.0%	(243.1)	114.2	n/a
Bank Expenses, Fees and Other	(18.1)	(32.8)	-44.8%	(7.6)	n/a	(19.2)	(57.6)	-66.7%
Net Financial Result	**(98.7)**	**(160.0)**	**-38.3%**	**(417.4)**	**-76.4%**	**(1,262.6)**	**(398.8)**	**n/a**

The **gross debt cost** totaled R$ 70 million (-52%) in the 4Q20, due to the exchange rate changes in the portion not hedged of the Perpertual Bond, due to the depreciation of the US dollar against the Brazilian real. Expenses relating to **bank debt interest rates debts** increased by 26% in the quarter due to the higher gross debt balance in the period. **Proceeds from financial investments** dropped owing to the lower CDI rate for the period. The weighted average cost of debts in the 4Q20 posted by Cosan S.A. (excluding Raízen) was CDI+ 1.68%.

Other charges and monetary variations were negative in R$ 17 million in the 4Q20, 33% decline when compared to an expense of R$25 million in 4Q19. **Bank expenses, fees and other** went down 45%, mainly due to one-off expenses related to the capital reduction process of Comgás in 4Q19.

In 2020, Cosan S.A.'s Financial Result totaled an expense of R$1.3 billion, compared to an expense of R$399 million in 2019. Such substantial increase is a consequence of the non-cash effects of the devaluation of the Brazilian Real against the Dollar in the Perpetual Bond, as well as the devaluation of Rumo's shares throughout the year.

H. Income and Social Contribution

The income and social contribution in the 4Q20, by business unit, are broken down below:

Income and Social Contribution Taxes BRL mln	Compass Gás e Energia	Moove	Cosan Corporate	Adjustments & Elimination	Consolidated
Operating Profit before Taxes	**254**	**88.9**	**672.7**	**(212.7)**	**802.5**
Income and Social Contribution Taxes, Nominal Rate (%)	*34.0%*	*34.0%*	*34.0%*	*34.0%*	*34.0%*
Theoretical Expense with Income and Social Contribution	**(86.2)**	**(30.2)**	**(228.7)**	**72.3**	**(272.9)**
Non-taxable Permanent Differences/Equity Pick-up	8.4	7.7	196.0	(72.3)	139.8
Other	0.8	(8.0)	(22.5)	-	(29.7)
Effective Expense with Income and Social Contribution Taxes	**(77.0)**	**(30.6)**	**(55.2)**	0.0	**(162.8)**
Income and Social Contribution Taxes, Effective Rate (%)	*30.4%*	*34.4%*	*8.2%*	*0.0%*	*20.3%*
Expenses with Income and Social Contribution Taxes			-		
Current	(139.9)	(46.4)	(0.3)	**0.0**	(186.7)
Deferred	62.9	15.9	(54.9)	**(0.0)**	23.9

I. Adjusted Net Income

Cosan's adjusted net income totaled R$629 million in 4Q20 (+61% versus 4Q19),** leveraged by the greater contribution from the group's operations results. **In 2020, adjusted net income were R$ 846 million in 2020 (-47%), mainly impacted by the exchange rate devaluation in the portion not hedged of the Perpertual Bond and by the negative effect of the marked-to-market of Rumo's shares.

J. Loans and Financing

The pro forma gross debt[25] recorded by Cosan closed the 4Q20 in the amount of R$ 23 billion (-3%), explained by the exchange rate variation in the period, as well as amortization of financing in Compass Gás e Energia and Moove. The pro forma net debt[26] balance at the end of the quarter totaled R$ 15 billion (-5% versus 3Q20), due to lower gross debt.

The pro forma leverage achieved 2.7x the net debt/EBITDA[27] for the period, in line with the previous quarter.

4Q20 Loans and Financing BRL mln	Compass Gás e Energia	Moove	Cosan Corporate	Cosan S.A.	Raízen Energia 50%	Raízen Combustíveis 50%	Cosan S.A. Proforma
Opening balance of pro forma net debt	**3,161.3**	**(319.3)**	**2,885.2**	**5,727.1**	**8,062.8**	**1,698.2**	**15,488.2**
Cash, cash equivalents and marketable securities	3,790.0	1,211.2	2,099.5	7,100.6	899.5	531.6	8,531.8
Gross Debt	**6,951.3**	**891.8**	**4,984.6**	**12,827.7**	**8,962.3**	**2,229.9**	**24,020.0**
Cash items	**(474.5)**	**(98.9)**	**244.5**	**(329.0)**	**(220.9)**	**(152.2)**	**(702.1)**
Funding	93.2	-	-	93.2	209.8	0.2	303.2
Payment of principal on loans and borrowings	(370.2)	(97.6)	-	(467.8)	(347.3)	(129.5)	(944.7)
Payment of Interest on loans borrowings	(236.8)	(6.5)	(55.9)	(299.2)	(83.4)	(22.9)	(405.4)
Derivatives	39.2	5.2	300.4	344.8	-	-	344.8
Noncash items	**146.6**	**(12.7)**	**(99.0)**	**34.8**	**(162.2)**	**101.0**	**(26.4)**
Provision for interest (accrual)	75.6	4.0	125.2	204.8	73.4	15.8	294.0
Monetary variation and MTM adjustment of debt	109.4	(15.7)	(15.6)	78.1	113.5	26.9	218.5
Exchange variation, net of derivatives	(38.4)	(1.0)	(208.6)	(248.1)	(349.1)	58.2	(538.9)
Closing balance of gross debt	**6,623.3**	**780.2**	**5,130.1**	**12,533.6**	**8,579.2**	**2,178.6**	**23,291.4**
Cash, cash equivalents and marketable securities	3,088.2	1,104.4	2,693.1	6,885.6	1,146.8	574.2	8,606.6
Closing balance of pro forma net debt	**3,535.2**	**(324.2)**	**2,437.0**	**5,648.0**	**7,432.5**	**1,604.4**	**14,684.9**
Obligations due to preferred shareholders of subsidiaries	-	-	387.0	387.0	-	-	387.0
Leasing (IFRS 16)	10.3	41.0	28.1	79.5	2,123.1	244.3	2,446.8
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	**3,545.5**	**(283.2)**	**2,852.1**	**6,114.4**	**9,555.6**	**1,848.7**	**17,518.7**

Nota 25: Inclui 50% da dívida da Raízen, e desconsidera o PESA na Raízen Energia, obrigações com acionistas preferencialistas e passivos e arrendamentos (IFRS16).
Nota 26: Inclui 50% do endividamento da Raízen e as obrigações com acionistas preferencialistas, e desconsidera os passivos e arrendamentos (IFRS16).
Nota 27: EBITDA LTM ajustado pelo efeito do CCR da Comgás e pelos passivos de arrendamentos (IFRS 16) na Raízen.

K. Reconciliation of Net Debt Variation

4Q20 Cash Flow Statement BRL mln	Compass Gás e Energia	Moove	Cosan Corporate	Eliminations	Cosan S.A.	Raízen Combined 50%	Eliminations	Cosan S.A. Proforma
Balance of Net Debt at start of period	(3,161.3)	319.3	(2,885.2)	-	(5,727.1)	(9,761.1)	-	(15,488.2)
Balance of Net Debt at end of period	(3,535.2)	324.2	(2,437.0)	-	(5,648.0)	(9,036.9)	-	(14,684.9)
Change in Net Debt	**(373.9)**	**4.9**	**448.1**	-	**79.1**	**724.2**	-	**803.4**
Non-cash items	**146.6**	**(12.7)**	**(99.0)**	-	**34.8**	**(61.3)**	-	**(26.4)**
Interest accrual	75.6	4.0	125.2	-	204.8	89.2	-	294.0
Monetary variation and MtM adjustment of debt	109.4	(15.7)	(15.6)	-	78.1	140.4	-	218.5
Exchange Variation, net of derivatives	(38.4)	(1.0)	(208.6)	-	(248.1)	(290.8)	-	(538.9)
Cash change in Net Debt	**(227.3)**	**(7.8)**	**349.1**	-	**114.0**	**662.9**	-	**777.0**
Reconciliation of Cash Generation								
EBITDA	**494.8**	**143.4**	**637.6**	**(212.7)**	**1,063.3**	**1,425.4**	**(386.7)**	**2,101.9**
Non-cash impacts on EBITDA	240.9	34.4	(681.6)	212.7	(193.7)	65.3	386.7	258.4
Changes in assets and liabilities	(76.7)	(128.4)	5.2	(4.5)	(204.4)	(246.8)	0.0	(451.2)
Operating financial result	5.2	2.2	(3.8)	0.0	3.6	54.2	0.0	57.8
Operating cash flow	**664.2**	**51.7**	**(42.5)**	**(4.5)**	**668.8**	**1,298.1**	**0.0**	**1,966.9**
CAPEX	(267.3)	(10.2)	(0.7)	0.0	(278.2)	(353.7)	(0.0)	(631.9)
Other	0.0	(0.2)	0.0	-	(0.2)	19.1	(0.0)	19.0
Cash flow after investments	**(267.3)**	**(10.4)**	**(0.7)**	**0.0**	**(278.4)**	**(334.6)**	**(0.0)**	**(612.9)**
Other Effects ex-Debt	(11.2)	(3.0)	(167.4)	-	(181.5)	(216.0)	0.0	(397.5)
Capital Internalization	-	-	-	-	-	-	-	-
Comgás	(613.1)	-	-	598.2	(14.9)	-	14.9	-
Dividends Paid	**(613.1)**	**(0.4)**	**(0.0)**	**598.6**	**(14.9)**	**(18.8)**	**1.9**	**(31.9)**
Exchange variation impact on cash and cash equivalents	-	(45.7)	(39.8)	0.0	(85.5)	(65.8)	(0.0)	(151.2)
Change in Net Debt	**(227.3)**	**(7.8)**	**349.1**	**0.0**	**114.0**	**662.9**	**0.0**	**777.0**

L. Reconciliation of Cash Flow

Below is the reconciliation of the generation (consumption) of free cash flow to equity (FCFE) on an accounting basis ("Cosan S.A.") and on a pro forma basis ("Pro Forma Cosan S.A."), considering 50% of Raízen's results.

Cosan recorded, on a pro forma basis, a net cash generation (FCFE) of R$ 258 million. The main effects of this quarter included: OCF: increase in operational cash generation in Raízen Energia; and CFF: higher debt amortization at Raízen and Compass Gás & Energia.

Cash Flow Statement	4Q20								4Q19		2020	2019	
BRL mln	Compass Gás e Energia	Moove	Cosan Corporate	Eliminations	Cosan S.A.	Raízen Combined 50%	Eliminations	Cosan S.A. Proforma	Cosan S.A. Proforma	Var.%	Cosan S.A. Proforma	Cosan S.A. Proforma	Var.%
EBITDA	**494.8**	**143.4**	**637.6**	**(212.7)**	**1,063.3**	**1,425.4**	**(386.7)**	**2,101.9**	**2,105.9**	**-0.2%**	**6,590.8**	**7,157.1**	**-7.9%**
Noncash impacts on EBITDA	240.9	34.4	(681.6)	212.7	(193.7)	65.3	386.7	258.4	(337.7)	n/a	666.1	(813.2)	n/a
Changes in assets and liabilities	(76.7)	(128.4)	5.2	(4.5)	(204.4)	(246.8)	0.0	(451.2)	(236.6)	90.7%	(2,341.5)	310.1	n/a
Operating financial result	5.2	2.2	(3.8)	0,0	3.6	54.2	0.0	57.8	105.1	-45.0%	46.2	(105.6)	n/a
Operating Cash Flow	**664.2**	**51.7**	**(42.5)**	**(4.5)**	**668.8**	**1,298.1**	**0.0**	**1,966.9**	**1,636.6**	**20.2%**	**4,961.6**	**6,548.4**	**-24.2%**
CAPEX	(267.3)	(10.2)	(0.7)	0.0	(278.2)	(363.1)	(0.0)	(641.3)	(685.8)	-7.9%	(2,632.2)	(2,612.9)	0.7%
Others	0.0	(0.2)	0.0	-	(0.2)	28.5	(0.0)	28.5	(749.7)	n/a	(210.3)	(927.1)	-77.3%
Cash Flow from Investing Activities	**(267.3)**	**(10.4)**	**(0.7)**	**0.0**	**(278.4)**	**(334.6)**	**(0.0)**	**(612.9)**	**(1,435.6)**	**-57.3%**	**(2,842.5)**	**(3,539.9)**	**-19.7%**
Funding	93.1	-	-	-	93.1	209.8	(0.0)	302.9	3,894.2	-92.2%	5,004.5	7,936.1	-36.9%
Loans amortization (Principal)	(369.5)	(97.6)	-	0.0	(467.1)	(476.9)	-	(944.0)	(1,200.3)	-21.4%	(6,128.2)	(3,437.6)	78.3%
Loans amortization (Interest)	(236.5)	(6.6)	(55.9)	(0.0)	(298.9)	(108.8)	0.0	(407.7)	(314.4)	29.7%	(1,251.6)	(1,010.4)	23.9%
Leasing amortization (IFRS16)	(12.2)	(3.0)	(1.2)	0.0	(16.3)	(211.7)	0.0	(228.0)	(192.6)	18.4%	(783.3)	(554.1)	41.4%
Derivatives	39.2	5.2	300.4	(0.0)	344.8	-	-	344.8	58.8	n/a	708.9	168.6	n/a
Other	(0.0)	0.0	(166.2)	-	(166.2)	(1.4)	0.0	(167.6)	(5.2)	n/a	(388.3)	(1,654.8)	-76.5%
Cash Flow from Financing Activities	**(485.7)**	**(101.9)**	**77.1**	**0.0**	**(510.5)**	**(589.1)**	**0.0**	**(1,099.6)**	**2,240.4**	**n/a**	**(2,838.0)**	**1,447.8**	**n/a**
Dividends received	**0.0**	**(0.0)**	**599.5**	**(594.1)**	**5.4**	**-**	(1.9)	**3.6**	**7.4**	**-51.6%**	**9.3**	**11.2**	**-17.1%**
Free Cash Flow to Equity	**(88.8)**	**(60.7)**	**633.4**	**(598.6)**	**(114.6)**	**374.4**	**(1.9)**	**257.9**	**2,448.9**	**-89.5%**	**(709.7)**	**4,467.5**	**n/a**
Cosan S.A.	-	-	(0.0)	0.0	-	-	-	-	447.2	-100.0%	(748.4)	537.5	n/a
Compass	(613.1)	0	0	598.2	(14.9)	-	14.9	0.0	(17.9)	-100.0%	(1.7)	(20.1)	-91.4%
Raízen	-	(0.4)	-	0.4	-	(18.8)	(13.1)	(31.9)	(587.4)	-94.6%	(37.0)	(1,551.4)	-97.6%
Dividends Paid	**(613.1)**	**(0.4)**	**(0.0)**	**598.6**	**(14.9)**	**(18.8)**	**1.9**	**(31.9)**	**(158.1)**	**-79.8%**	**(787.1)**	**(1,033.9)**	**-23.9%**
Exchange variation impact on cash and cash equivalents	-	(45.7)	(39.8)	0.0	(85.5)	(65.8)	(0.0)	(151.2)	(43.4)	n/a	654.9	62.4	n/a
Cash Generation (Burn) in the Period	**(701.8)**	**(106.8)**	**593.6**	**0.0**	**(215.0)**	**289.8**	**0.0**	**74.8**	**2,247.4**	**-96.7%**	**(841.9)**	**3,496.0**	**n/a**

4Q20 Raízen's Cash Flow Statement (50%)		
BRL mln	Raízen Energia	Raízen Combustíveis
Operating Cash Flow	928.5	369.6
Cash Flow from Investing Activities	(295.9)	(38.7)
Cash Flow from Financing Activities	(306.6)	(282.5)
Free Cash Flow to Equity	**326.0**	**48.4**

2020 Raízen's Cash Flow Statement (50%)		
BRL mln	Raízen Energia	Raízen Combustíveis
Operating Cash Flow	1,322.2	1,450.2
Cash Flow from Investing Activities	(1,368.4)	15.6
Cash Flow from Financing Activities	(549.0)	(1,516.8)
Free Cash Flow to Equity	**(595,2)**	**(51,0)**

M. Guidance

In this section, we present the guidance for 2021 for each of the key parameters in the results of each subsidiary and jointly owned by Cosan, in addition to the guidance of Agoindustrial Operation of sugarcane segments, Sugar and Renewables of Raízen for the 2021/22 crop year, which will start in April 2021 and will end in March 2022.

For comparison purposes, the non-recurring effects highlighted in the quarterly earnings reports are adjusted in Cosan's and businesses' EBITDA. In addition, projections include investments in assets from contracts with clients, and exclude acquisitions. The other sections of this Earnings Release may also contain projections and guidance are estimates and indicative only and do not guarantee any future results.

			Actual 2020 (Jan-Dec)	Guidance 2021 (Jan-Dec)
raízen	Fuel Distribution & Proximity Brazil	EBITDA (R$ MM)	1,866	2,400 ≤ Δ ≤ 2,800
		Investments (R$ MM)	780	800 ≤ Δ ≤ 1,000
raízen	Downstream Argentina	EBITDA (USD MM)	94	130 ≤ Δ ≤ 160
		Investments (USD MM)	53	160 ≤ Δ ≤ 200
COMPASS	Compass Gás & Energia	EBITDA (R$ MM)	2,292	2,500 ≤ Δ ≤ 2,800
		Investments (R$ MM)	1,058	1,500 ≤ Δ ≤ 1,700
moove	Moove	EBITDA (R$ MM)	477	400 ≤ Δ ≤ 480
				Preliminary Guidance Crop Year 2021/22 (Apr/21-Mar/22)
raízen	Agroindustrial operation	Volume of Sugarcane Crushed ('000 ton)		60,000 ≤ Δ ≤ 64,000
		Investments (R$ MM)		3,000 ≤ Δ ≤ 3,300
raízen	Sugar	EBITDA (R$ MM)		2,100 ≤ Δ ≤ 2,250
raízen	Renewables	EBITDA (R$ MM)		2,100 ≤ Δ ≤ 2,350

N. Corporate Restructuring

The Company announced on July 3, 2020, a corporate restructuring proposal, confirming Cosan as the sole holding of the group. Such corporate reorganization comprises the merger of Cosan Limited (CZZ) and Cosan Logística (Cosan Log) into Cosan. The purpose of such corporate restructuring is to simplify the Cosan Group's structure, in order to unify and consolidate the Companies' several free floats, increasing liquidity of its securitie, as well as unlocking value that exists within the Cosan Group.

Based on the Material Fact disclosed on January 22, 2021, the Corporate Restructuring proposed by the Cosan Group was approved at the Shareholders' Meetings held on that date. Therefore, once the requirements set forth in the Material Fact are fulfilled, Cosan S.A. will incorporate the companies Cosan Logística and Cosan Limited (jointly, "holding companies"), and will become the controlling company of Rumo S.A. (B3: RAIL3), holding a 30% stake in the total capital.

Thus, from the first quarter of 2021 (1Q21), Cosan S.A.'s financial information will also consolidate 100% of Rumo, in addition to the operating and financial expenses of the merged holding companies ("New Cosan"). For comparability purposes, we present below a summary of the financial information, including the theoretical results for New Cosan, unaudited, as well as the corporate organization chart with the new corporate structure of the Company.


Treasury
Aguassanta
Free float/Others
cosan S.A.
raízen
raízen
COMPASS
moove
rumo
raízen
nos
comgas
COMPASS

Earnings by Business Unit 4Q20	Consolidated Pro forma	Rumo S.A.	Other Corporates	Adjustments & Eliminations	New Cosan S.A Pro forma
Net Revenue	20,991.8	1,662.0	0.2	(120.1)	22,534.0
Cost of Goods and Services Sold	(18,751.1)	(1,248.0)	(0.7)	120.1	(19,879.6)
Gross Profit	2,240.8	414.0	(0.4)	-	2,654.4
Selling Expenses	(659.6)	(7.5)	(0.4)	-	(667.6)
General and Administrative Expenses	(504.4)	(123.7)	(298.0)	-	(926.1)
Other Operating Income (Expenses)	96.3	55.7	(0.0)	-	152.0
Equity Pick-up	9.1	1.6	0.0	-	10.7
Depreciation and Amortization	919.7	454.3	0.7	-	1,374.6
EBITDA	2,101.9	794.3	(298.3)	-	2,598.0
Adjusted EBITDA	1,916.7	776.0	(83.7)	-	2,609.0
Financial result	(209.1)	(304.2)	(230.7)	(7.5)	(751.5)
Income and Social Contribution Taxes	(344.7)	(32.7)	(0.1)	2.5	(375.0)
Non-controlling Interest	(8.2)	(2.2)	0.8	(199.3)	(208.9)
Net Income	620.2	0.9	(528.9)	(204.2)	(112.0)

Earnings by Business Unit 2020	Consolidated Pro forma	Rumo S.A.	Other Corporates	Adjustments & Eliminations	New Cosan S.A Pro forma
Net Revenue	68,630.9	6,966.2	0.8	(339.2)	75,258.6
Cost of Goods and Services Sold	(61,313.5)	(4,721.5)	(2.0)	339.2	(65,697.9)
Gross Profit	7,317.3	2,244.7	(1.3)	-	9,560.7
Selling Expenses	(2,559.6)	(30.7)	(1.1)	-	(2,591.4)
General and Administrative Expenses	(1,638.5)	(407.0)	(377.1)	-	(2,422.5)
Other Operating Income (Expenses)	348.7	128.4	(23.3)	-	453.8
Equity Pick-up	(29.8)	13.1	0.0	-	(16.7)
Depreciation and Amortization	3,152.7	1,859.5	2.2	-	5,014.5
EBITDA	6,590.8	3,808.0	(400.5)	-	9,998.3
Adjusted EBITDA	5,908.4	3,533.0	(153.5)	-	9,287.9
Financial result	(1,978.2)	(1,473.8)	543.5	208.9	(2,699.6)
Income and Social Contribution Taxes	(526.4)	(170.0)	(3.8)	(71.0)	(771.2)
Non-controlling Interest	(81.7)	(7.5)	(7.7)	(556.7)	(653.6)
Net Income	851.9	297.2	129.3	(418.8)	859.5

O. Financial Statements

O.1 Cosan S.A. Consolidated Accounting

Indicators BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
EBITDA	**1,063.3**	**1,186.1**	**-10.4%**	**988.7**	**7.5%**	**3,052.3**	**4,170.2**	**-26.8%**
Investments[28]	**125.2**	**317.5**	**-60.2%**	**398.0**	**-68.7%**	**1,061.0**	**942.8**	**12.5%**

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
Net Revenue	**3,930.7**	**3,436.5**	**14.4%**	**3,714.9**	**5.8%**	**13,508.8**	**13,560.4**	**-0.4%**
Cost of Goods and Services Sold	**(3,040.8)**	**(2,385.6)**	**27.5%**	**(2,637.0)**	**15.3%**	**(9,816.1)**	**(9,588.0)**	**2.4%**
Gross profit	**890.0**	**1,051.0**	**-15.3%**	**1,077.9**	**-17.4%**	**3,692.7**	**3,972.4**	**-7.0%**
Selling, general & administrative expenses	(510.1)	(529.4)	-3.6%	(459.9)	10.9%	(1,934.0)	(1,912.1)	1.1%
Other net operating income (expenses)	124.3	(105.8)	n/a	(25.2)	n/a	72.0	428.8	-83.3%
Financial results	(98.7)	(160.0)	-38.3%	(417.4)	-76.4%	(1,262.6)	(398.8)	n/a
Equity Pick-up	397.1	629.8	-36.9%	227.5	74.7%	598.5	1,110.8	-46.1%
Expenses with income and social contribution taxes	(162.8)	(121.8)	33.7%	(73.7)	n/a	(257.9)	(728.8)	-64.6%
Non-controlling interest	(19.6)	3.2	n/a	(25.4)	-22.8%	(57.0)	(57.9)	-1.6%
Discontinued operations	-	25.5	-100.0%	-	n/a	-	11.0	-100.0%
Net income	**620.2**	**792.5**	**-21.8%**	**303.8**	**n/a**	**851.9**	**2,425.4**	**-64.9%**

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	4,614	4,845
Marketable Securities	2,272	2,255
Trade accounts receivable	1,586	1,452
Inventories	686	626
Derivative financial instruments	3,127	3,882
Other current assets	2,123	2,345
Other non-current assets	2,569	2,421
Investments	8,322	7,982
Property, plant and equipment	417	416
Intangible assets	10,045	9,875
Total Assets	**35,761**	**36,101**
Loans and borrowings	15,427	16,480
Financial instruments and derivatives	418	203
Trade accounts payable	1,875	1,685
Payroll	196	171
Other current liabilities	1,429	1,527
Other non-current liabilities	4,707	4,713
Shareholders' Equity	**11,708**	**11,321**
Total Liabilities	**35,761**	**36,101**

Note 28: Includes investments in assets arising from contracts with clients.

0.2 Raízen

0.2.1 Raízen Combustíveis S.A. (Consolidated)

Indicators BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
EBITDA	915.7	2,272.1	-59.7%	982.7	-6.8%	2,392.7	4,904.9	-51.2%
Adjusted EBITDA	926.5	1,281.6	-27.7%	906.8	2.2%	2,318.4	3,638.6	-36.3%
Investments[29]	256.4	312.8	-18.0%	228.2	12.4%	1,048.2	1,336.1	-21.5%

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
Net Operating Revenue	**25,082.3**	**26,697.9**	**-6.1%**	**22,239.4**	**12.8%**	**86,388.2**	**100,514.2**	**-14.1%**
Cost of Goods and Services Sold	**(23,693.7)**	**(25,060.9)**	**-5.5%**	**(21,006.0)**	**12.8%**	**(82,592.9)**	**(95,477.4)**	**-13.5%**
Gross profit	**1,388.6**	**1,637.0**	**-15.2%**	**1,233.4**	**12.6%**	**3,795.3**	**5,036.8**	**-24.6%**
Selling, general & administrative expenses	**(733.2)**	**(719.7)**	**1.9%**	**(665.6)**	**10.2%**	**(2,761.1)**	**(2,813.8)**	**-1.9%**
Selling expenses	(573.3)	(589.5)	-2.7%	(519.9)	10.3%	(2,144.9)	(2,203.0)	-2.6%
General and administrative expenses	(159.8)	(130.2)	22.8%	(145.7)	9.7%	(616.2)	(610.8)	0.9%
Other operating income (expenses)	9.4	1,124.2	-99.2%	168.5	-94.4%	392.9	1,884.3	-79.1%
Financial results	(65.6)	(179.9)	-63.5%	(71.1)	-7.7%	(407.7)	(536.9)	-24.1%
Equity Pick-up	(1.9)	5.0	n/a	(0.0)	n/a	(0.9)	5.0	n/a
Expenses with income and social contribution taxes	(200.2)	(526.4)	-62.0%	(168.7)	18.7%	(325.1)	(1,040.5)	-68.8%
Non-controlling interest	(9.7)	(17.1)	-43.6%	(19.2)	-49.8%	(27.0)	(67.2)	-59.8%
Net Income	**387.5**	**1,323.0**	**-70.7%**	**477.3**	**-18.8%**	**666.4**	**2,467.7**	**-73.0%**

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	1,148	1,063
Trade accounts receivable	2,000	1,821
Inventories	4,342	4,324
Derivative financial instruments	2,836	3,497
Assets arrising from contracts with clients	523	533
Other current assets	3,774	3,841
Other non-current assets	3,251	3,029
Investments	769	740
Property, plant and equipment	6,498	6,910
Intangible assets[30]	2,489	2,526
Assets from contracts with clients LT	2,337	2,303
Total Assets	**29,968**	**30,587**
Loans and borrowings	7,041	7,810
Financial instruments and derivatives	261	177
Trade accounts payable	6,067	5,582
Payroll	151	151
Other current liabilities	4,126	3,833
Other non-current liabilities	5,967	6,760
Shareholders' Equity	6,355	6,275
Total Liabilities	**29,968**	**30,587**

Note 29: Includes investments in assets arising from contracts with clients and does not include the investment made for the acquisition of Shell's downstream assets.

0.2.2 Raízen Combustíveis Brazil

Indicators	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
Total Volume (´000 cbm)	**6,814**	**7,154**	**-4.8%**	**6,411**	**6.3%**	**24,516**	**27,326**	**-10.3%**
Adjusted EBITDA (BRL mln)	**621.9**	**951.0**	**-34.6%**	**611.1**	**1.8%**	**1,866.3**	**2,870.0**	**-35.0%**
Adjusted EBITDA Margin (BRL/cbm)	*91.3*	*132.9*	*-31.3%*	*95.3*	*-4.2%*	*76.1*	*105.0*	*-27.5%*
Adjusted EBIT (BRL mln)	**419.1**	**749.8**	**-44.1%**	**419.4**	**-0.1%**	**1,085.8**	**2,069.1**	**-47.5%**
Rebate (BRL mln)	**87.9**	**67.6**	**30.0%**	**82.3**	**6.7%**	**311.9**	**228.4**	**36.6%**
Investments[29] (BRL mln)	**189.7**	**250.3**	**-24.2%**	**172.5**	**10.0%**	**779.7**	**1,005.9**	**-22.5%**

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
Net Operating Revenue	**22,225.1**	**23,625.6**	**-5.9%**	**19,873.4**	**11.8%**	**76,387.4**	**87,946.3**	**-13.1%**
Ethanol	2,139.3	2,573.2	-16.9%	1,759.5	21.6%	7,252.2	8,898.0	-18.5%
Gasoline	8,932.6	8,601.5	3.9%	7,103.7	25.7%	28,585.7	32,508.8	-12.1%
Diesel	10,772.1	10,914.1	-1.3%	10,660.1	1.1%	38,138.0	40,635.3	-6.1%
Aviation	316.5	1,437.7	-78.0%	290.2	9.1%	2,157.9	5,489.8	-60.7%
Other	64.6	99.1	-34.8%	59.9	7.8%	253.6	414.5	-38.8%
Cost of Goods and Services Sold	**(21,268.5)**	**(22,454.0)**	**-5.3%**	**(19,004.2)**	**11.9%**	**(73,450.1)**	**(84,137.2)**	**-12.7%**
Gross profit	**956.5**	**1,171.6**	**-18.4%**	**869.2**	**10.0%**	**2,937.2**	**3,809.0**	**-22.9%**
Selling, general & administrative expenses	**(479.6)**	**(482.7)**	**-0.6%**	**(444.1)**	**8.0%**	**(1,851.2)**	**(1,975.2)**	**-6.3%**
Selling expenses	(372.0)	(379.0)	-1.8%	(346.1)	7.5%	(1,413.6)	(1,489.1)	-5.1%
General and administrative expenses	(107.6)	(103.7)	3.8%	(98.0)	9.8%	(437.7)	(486.1)	-10.0%
Other operating income (expenses)	(17.7)	1,123.6	n/a	114.6	n/a	263.3	1,810.4	-85.5%
Financial results	33.7	(133.4)	n/a	(23.3)	n/a	(204.3)	(216.4)	-5.6%
Equity Pick-up[30]	(1.9)	5.0	n/a	(0.0)	n/a	(0.9)	5.0	n/a
Expenses with income and social contribution taxes	(153.3)	(473.7)	-67.7%	(160.8)	-4.7%	(362.4)	(1,013.0)	-64.2%
Non-controlling interest	(9.7)	(17.1)	-43.6%	(19.2)	-49.8%	(27.0)	(67.2)	-59.8%
Net Income	**328.2**	**1,193.3**	**-72.5%**	**336.4**	**-2.4%**	**754.7**	**2,352.6**	**-67.9%**

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	752	782
Trade accounts receivable	1,641	1,442
Inventories	3,068	2,803
Assets arising from contracts with clients	505	516
Other current assets	3,144	3,105
Other non-current assets	5,286	5,738
Investments	3,396	3,519
Property, plant and equipment	3,313	3,298
Intangible assets[32]	2,480	2,515
Assets from contracts with clients LT	2,337	2,303
Total Assets	**25,923**	**26,021**
Loans and borrowings	6,259	6,824
Trade accounts payable	5,203	4,568
Payroll	86	91
Other current liabilities	3,029	2,647
Other non-current liabilities	4,992	5,616
Shareholders' Equity	**6,355**	**6,275**
Total Liabilities	**25,923**	**26,021**

Note 29: Includes investments in assets arising from contracts with clientes and does not include the investment made for the acquisition of Shell's assets in Argentina.

Note 30: On November 1, 2019, Grupo Nós, a 50/50 JV between Raízen Combustíveis and Femsa Comércio was created. Since the closing of the deal, Grupo Nós' results are no longer consolidated by Raízen Combustíveis, now its net income is recognized under Equity Pick-up, at the percentage of its interest (50%).

O.2.3 Raízen Combustíveis Argentina

Sales Volume ('000 m³)	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (jan-dez)	Var.% 2020x2019
Total Volume	**1,314**	**1,520**	**-13.6%**	**1,155**	**13.8%**	**4,714**	**6.299**	**-25,2%**

Indicators R$ MM	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (jan-dez)	Var.% 2020x2019
EBITDA	**380.8**	**387.9**	**-1.8%**	**366.3**	**4.0%**	**738.2**	**970,9**	**-24,0%**
Adjusted EBITDA	**304.6**	**330.6**	**-7.9%**	**295.7**	**3.0%**	**452.1**	**768,6**	**-41,2%**
Investments	**66.7**	**62.5**	**6.7%**	**55.7**	**19.7%**	**268.5**	**330,2**	**-18,7%**

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (jan-dez)	Var.% 2020x2019
Net Operating Revenue	**2,857.2**	**3,072.4**	**-7.0%**	**2,366.0**	**20.8%**	**10,000.8**	**12.567,9**	**-20,4%**
Cost of Goods and Services Sold	**(2,425.2)**	**(2,606.9)**	**-7.0%**	**(2,001.8)**	**21.2%**	**(9,142.7)**	**(11.340,1)**	**-19,4%**
Gross profit	**432.0**	**465.4**	**-7.2%**	**364.2**	**18.6%**	**858.1**	**1.227,8**	**-30,1%**
Selling, general & administrative expenses	**(253.5)**	**(237.0)**	**7.0%**	**(221.5)**	**14.5%**	**(909.9)**	**(838,6)**	**8,5%**
Selling expenses	(201.3)	(210.6)	-4.4%	(173.8)	15.8%	(731.3)	(713,9)	2,4%
General and administrative expenses	(52.2)	(26.5)	97.3%	(47.7)	9.5%	(178.6)	(124,7)	43,2%
Other operating income (expenses)	27.1	0.6	n/a	53.9	-49.8%	129.6	73,9	75,3%
Financial results	(99.4)	(46.5)	n/a	(47.8)	n/a	(203.4)	(320,5)	-36,5%
Expenses with income and social contribution taxes	(46.9)	(52.7)	-10.9%	(7.9)	n/a	37.3	(27,5)	n/a
Net Income	**59.3**	**129.8**	**-54.3%**	**140.9**	**-57.9%**	**(88.3)**	**115,1**	**n/a**

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	396	281
Trade accounts receivable	359	379
Inventories	1,274	1,521
Assets arrising from contracts with clients	18	17
Other current assets	770	882
Other non-current assets	564	643
Property, plant and equipment	3,954	4,351
Intangible assets	9	11
Total Assets	**7,344**	**8,086**
Loans and borrowings	782	987
Trade accounts payable	864	1,014
Payroll	65	60
Other current liabilities	1,346	1,363
Other non-current liabilities	987	1,144
Shareholders' Equity	**3,300**	**3,519**
Total Liabilities	**7,344**	**8,086**

0.2.4 Raízen Energia S.A.

Indicators	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	2019/20 (Apr-Mar)	2018/19 (Apr-Mar)	Chg.% 19/20x18/19
Sugarcane Crushed ('000 tons)	**11,972**	**12,213**	**-2.0%**	**61,433**	**59,625**	**3.0%**
Sugarcane Crushed, Own ('000 tons)	7,150	5,998	19.2%	31,925	28,532	11.9%
Sugarcane Crushed, Suppliers ('000 tons)	4,822	6,215	-22.4%	29,509	31,092	-5.1%
TSH (tons of cane per hectare)	**62.2**	**62.3**	**-0.3%**	**72.4**	**70.8**	**2.3%**
TRS/ha (tons of TRS per hectare)	**9.1**	**9.0**	**1.5%**	**10.2**	**9.6**	**5.8%**
Production Mix (% Sugar – Ethanol)	**47% vs 53%**	**46% vs 54%**	**n/a**	**53% vs 47%**	**49% vs 51%**	**n/a**
Unit Cash Cost (BRL/tons)	**(803.3)**	**(738.2)**	**8.8%**	**(776.6)**	**(735.4)**	**5.6%**
Unit Cash Cost ex-Consecana (BRL/tons)	**(730.4)**	**(738.2)**	**-1.1%**	**(703.7)**	**(735.4)**	**-4.3%**

Indicators BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	2019/20 (Apr-Mar)	2018/19 (Apr-Mar)	Chg.% 19/20x18/19
EBITDA	**1,935.0**	**813.3**	**n/a**	**3,929.0**	**2,462.7**	**59.5%**
Adjusted EBITDA	**1,553.7**	**628.3**	**n/a**	**2,856.2**	**1,878.0**	**52.1%**
Total CAPEX	**618.5**	**656.1**	**-5.7%**	**1,629.0**	**1,822.4**	**-10.6%**
Maintenance CAPEX	486.1	534.7	-9.1%	1,243.0	1,386.2	-10.3%
Operating CAPEX	65.6	51.9	26.5%	206.2	172.6	19.5%
Projects CAPEX	66.8	69.5	-3.9%	179.8	263.6	-31.8%

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	2019/20 (Apr-Mar)	2018/19 (Apr-Mar)	Chg.% 19/20x18/19
Net Operating Revenue	**10,352.5**	**7,932.5**	**30.5%**	**22,666.2**	**21,715.3**	**4.4%**
Cost of goods sold	**(9,039.4)**	**(7,447.8)**	**21.4%**	**(20,027.8)**	**(20,300.7)**	**-1.3%**
Gross profit	**1,313.1**	**484.7**	**n/a**	**2,638.4**	**1,414.6**	**86.5%**
Selling, general & administrative expenses	**(574.9)**	**(423.0)**	**35.9%**	**(1,413.7)**	**(1,128.3)**	**25.3%**
Selling expenses	(406.4)	(248.8)	63.4%	(910.6)	(630.9)	44.3%
General and administrative expenses	(168.4)	(174.1)	-3.3%	(503.0)	(497.4)	1.1%
Other operating income (expenses)	(64.6)	4.0	n/a	(108.6)	88.7	n/a
Financial results	(155.2)	(166.9)	-7.0%	(687.6)	(604.3)	13.8%
Equity Pick-up	(1.2)	(9.1)	-87.3%	(82.3)	(16.9)	n/a
Expenses with income and social contribution taxes	(163.7)	51.8	n/a	(102.7)	110.5	n/a
Non-controlling interest	32.4	(18.8)	n/a	15.2	(60.7)	n/a
Net income (loss)	**385.9**	**(77.2)**	**n/a**	**258.7**	**(196.4)**	**n/a**

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	2,294	1,799
Trade accounts receivable	1,836	1,635
Inventories	3,975	5,583
Derivative financial instruments	4,905	5,147
Biological Assets	1,074	1,003
Other current assets	4,900	4,259
Other non-current assets	10,195	10,502
Investments	537	532
Property, plant and equipment	11,667	11,732
Intangible assets	3,600	3,613
Total Assets	**44,981**	**45,806**
Loans and borrowings	17,517	18,585
Financial instruments and derivatives	4,503	4,357
Trade accounts payable	3,244	3,856
Payroll	383	453
Other current liabilities	3,741	3,860
Other non-current liabilities	5,536	5,193
Shareholders' Equity	**10,058**	**9,502**
Total Liabilities	**44,981**	**45,806**

0.2.5 Fuels and Proximity

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Chg.% 2020/2019
Net Operating Revenue	**26,148.2**	**28,962.1**	**-9.7%**	**23,828.0**	**9.7%**	**92,670.2**	**109,950.9**	**-15.7%**
Cost of goods sold	**(24,754.2)**	**(27,269.5)**	**-9.2%**	**(22,600.4)**	**9.5%**	**(88,774.2)**	**(104,927.6)**	**-15.4%**
Gross profit	**1,394.0**	**1,692.7**	**-17.6%**	**1,227.6**	**13.6%**	**3,896.0**	**5,039.2**	**-22.7%**
Selling, general & administrative	**(726.3)**	**(713.1)**	**1.9%**	**(658.9)**	**10.2%**	**(2,732.5)**	**(824.2)**	**n/a**
Selling expenses	(566.5)	(582.9)	-2.8%	(513.2)	10.4%	(2,116.3)	(2,170.6)	-2.5%
General and administrative expensas	(159.8)	(130.2)	22.7%	(145.7)	9.7%	(616.2)	(615.9)	0.0%
Other operating expenses/revenues	9.4	1,124.2	-99.2%	169.6	-94.5%	394.3	1,884.4	-79.1%
Equity Pick-up	(1.9)	4.9	n/a	–	n/a	(1.0)	4.9	n/a
EBIT	675.2	2,108.7	-68.0%	738.3	-8.6%	1,556.5	4.126.2	-62.3%
Depreciation and amortization	237.5	211.3	12.4%	231.2	2.8%	894.9	673.5	32.9%
EBITDA	**912.7**	**2,320.0**	-60.7%	**969.5**	-5.9%	**2,451.7**	**4,799.7**	-48.9%
Adjusted EBITDA Reconciliation								
Asset Divestments	(11.7)	(3.9)	n/a	(0.8)	n/a	(45.1)	(95.8)	-52.9%
Assets arising from contracts with clients	138.5	142.5	-2.8%	128.2	8.0%	522.2	548.9	-4.9%
Leases (IFRS 16)	(88.3)	(66.6)	32.6%	(83.7)	5.5%	(334.3)	(182.9)	82.8%
Non-recurring effects	(27.7)	(1,062.6)	-97.4%	(119.7)	-76.9%	(217.0)	(1,481.7)	-85.4%
Adjusted EBITDA	**923.6**	**1,329.4**	**-30.5%**	**893.5**	**3.4%**	**2,377.5**	**3,588.1**	**-33.7%**

O.2.6 Sugar

Income Statetment for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Var.% 4Q20x4Q19	9M21 (Apr-Dec)	9M20 (Apr-Dec)	Var.% 9M21x9M20
Net Operating Revenue	**4,410.2**	**998.9**	**n/a**	**7,938.3**	**2,343.9**	**n/a**
Cost of goods sold	**(3,763.7)**	**(916.0)**	**n/a**	**(6,681.2)**	**(2,111.3)**	**n/a**
Gross profit	**646.5**	**82.9**	**n/a**	**1,257.1**	**232.6**	**n/a**
Selling, general and administrative expenses	**(283.5)**	**(171.8)**	**65.0%**	**(660.7)**	**(451.4)**	**46.4%**
Selling expenses	(200.4)	(101.0)	98.4%	(430.1)	(252.1)	70.6%
General and administrative expenses	(83.1)	(70.7)	17.4%	(230.6)	(199.3)	15.7%
Other operating expenses/revenues	(34.2)	1.9	n/a	(58.9)	44.2	n/a
EBIT	328.8	(87.0)	n/a	537.5	(174.6)	n/a
Depreciation and amortization	676.5	307.9	n/a	1,250.3	732.6	70.7%
EBITDA	**1,005.3**	**220.9**	n/a	**1,787.7**	**558.0**	n/a
Ajusted EBITDA Reconciliation						
Change in Biological Assets	(6.8)	4.6	n/a	(158.2)	15.2	n/a
Leases (IFRS 16)	(192.8)	(95.3)	n/a	(459.1)	(300.7)	52.6%
Adjusted EBITDA	**805.7**	**130.2**	**n/a**	**1,170.5**	**272.5**	**n/a**

O.2.7 Renewables

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Var.% 4Q20x4Q19	9M21 (Apr-Dec)	9M20 (Apr-Dec)	Var.% 9M21x9M20
Net Operating Revenue	**4,876.2**	**4,669.3**	**4.4%**	**10,782.0**	**11,757.3**	**-8.3%**
Cost of goods sold	**(4,206.7)**	**(4,315.3)**	**-2.5%**	**(9,458.2)**	**(10,532.4)**	**-10.2%**
Gross profit	**669.5**	**354.0**	**89.1%**	**1,323.8**	**1,224.9**	**8.1%**
Selling, general & administrative expenses	**(291.3)**	**(251.2)**	**16.0%**	**(752.9)**	**(676.9)**	**11.2%**
Selling expenses	(206.0)	(147.8)	39.4%	(480.5)	(378.8)	26.8%
General and administrative expenses	(85.3)	(103.5)	-17.5%	(272.4)	(298.1)	-8.6%
Other operating expenses/revenues	(30.3)	2.0	n/a	(49.6)	44.4	n/a
Equity Pick-up	(1.2)	(9.1)	-86.8%	(82.4)	(16.8)	n/a
EBIT	346.6	95.7	n/a	438.9	575.5	-23.7%
Depreciation and amortization	586.0	448.7	30.6%	1,644.9	1,371.9	19.9%
EBITDA	**932.6**	**544.4**	71.3%	**2,083.8**	**1,947.3**	7.0%
Adjusted EBITDA Reconciliation						
Change in Biological Assets	(6,0)	4,8	n/a	(124,3)	13,7	n/a
Leases (IFRS 16)	(171,0)	(99,2)	72,4%	(387,0)	(308,4)	25,5%
Other Non-recurring effects	(4,7)	0,1	n/a	55,8	(4,6)	n/a
Adjusted EBITDA	750,9	450,1	66,8%	1.628,2	1.648,1	-1,2%

O.3 Compass Gás & Energia

Indicators	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Natural Gas Sales, ex-thermal power (mln	**1,202**	**1,113**	**7.9%**	**1,128**	**6.6%**	**4,229**	**4,512**	**-6.3%**
EBITDA[xx] (BRL mln)	**494.8**	**633.7**	**-21.9%**	**645.8**	**-23.4%**	**2,184.3**	**2,521.0**	**-13.4%**
Adjusted EBITDA (BRL mln)	**495**	**508**	**-2.6%**	**646**	**-23.4%**	**2,188.8**	**2,244.7**	**-2.5%**
Investments[34] (BRL mln)	**291.4**	**299.1**	**-2.6%**	**262.8**	**10.9%**	**1,012.5**	**898.8**	**12.6%**
			0.0%					

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Net Revenue	**2,631.2**	**2,529.8**	**4.0%**	**2,426.9**	**8.4%**	**9,093.2**	**9,514.2**	**-4.4%**
Cost of goods and services sold	**(2,049.2)**	**(1,686.3)**	**21.5%**	**(1,670.6)**	**22.7%**	**(6,434.2)**	**(6,402.3)**	**0.5%**
Gross profit	**581.9**	**843.5**	**-100.0%**	**756.3**	**-23.1%**	**2,659.0**	**3,111.9**	**-14.6%**
Selling, general & administrative expenses	(243.4)	(291.7)	-16.6%	(234.4)	3.9%	(1,031.6)	(1,018.9)	1.2%
Other net operating income (expenses)	24.9	(34.2)	n/a	(9.0)	n/a	56.4	(31.5)	n/a
Financial results	(109.8)	(64.3)	70.7%	(127.1)	-13.6%	(282.8)	(180.4)	56.8%
Equity Pick-up	(0.2)	-	n/a	(0.0)	n/a	(0.2)	-	n/a
Expenses with income and social contribution taxes	(77.0)	(106.2)	-27.5%	(130.3)	-40.9%	(460.3)	(588.4)	-21.8%
Non-controlling Interest	(12.7)	(2.9)	n/a	(4.8)	n/a	(17.0)	(37.3)	-54.3%
Net income	**163.9**	**344.1**	**-52.4%**	**250.6**	**-34.6%**	923.4	1,255.3	-26.4%

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	1,900	2,783
Marketable Securities	1,189	1,007
Trade accounts receivable	1,104	892
Inventories	121	116
Derivative financial instruments	517	570
Assets	15	8
Other current assets	518	595
Other non-current assets	894	872
Intangible assets	8,770	8,568
Total Assets	**15,028**	**15,411**
Loans and borrowings	7,044	7,449
Derivative financial instruments	286	71
Trade accounts payable	1,182	986
Payroll	75	71
Other current liabilities	757	671
Other noncurrent liabilities	2,338	2,439
Shareholders' Equity	**3,346**	**3,724**
Total Liabilities	**15,028**	**15,411**

Note 31: As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the company's performance standardization is no longer required.
Note 32: Includes investments in assets arising from contracts with clients at (IFRS 15) Raízen Combustíveis and Comgás.

0.4 Moove

Sales Volumes 000 cbm	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Total Volume[33]	110.7	93.5	18.4%	128.9	-14.1%	398.4	397.7	0.2%
EBITDA	143.4	85.4	68.0%	177.5	-19.2%	477.3	324.9	46.9%

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Net Revenue	1,299.5	906.7	43.3%	1,288.0	0.9%	4,415.6	4,046.3	9.1%
Cost of Goods and Services Sold	(991.4)	(699.2)	41.8%	(966.3)	2.6%	(3,380.3)	(3,185.7)	6.1%
Gross profit	308.1	207.5	48.5%	321.7	-4.2%	1,035.3	860.6	20.3%
Selling, general & administrative expenses	(194.2)	(174.0)	11.6%	(179.6)	8.1%	(701.5)	(665.7)	5.4%
Other net operating income (expenses)	2.5	31.8	-92.2%	3.4	-26.9%	34.9	31.8	9.7%
Financial results	(27.5)	(56.1)	-50.9%	(31.8)	-13.4%	(129.3)	(96.8)	33.6%
Equity Pick-up	0.0	(0.5)	n/a	0.0	-93.6%	0.0	0.4	-100.0%
Expenses with income and social contribution taxes	(30.6)	(20.4)	49.9%	(42.8)	-28.6%	(87.9)	(55.2)	59.3%
Non-controlling interest	(28.9)	3.7	n/a	(22.0)	31.6%	(46.8)	(24.0)	94.7%
Net income (loss)	29.4	(7.9)	n/a	48.8	-39.8%	104.6	51.1	n/a
			0%					

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	936	936
Securities	168	275
Trade accounts receivable	482	560
Inventories	565	510
Derivative financial instruments	28	67
Other current assets	215	346
Other non-current assets	449	324
Property, plant and equipment	328	333
Intangible assets	1,268	1,292
Total Assets	**4,439**	**4,644**
Loans and borrowings	803	931
Financial instruments and derivatives	0	2
Trade accounts payable	688	696
Payroll	96	79
Other current liabilities	298	405
Other non-current liabilities	588	594
Shareholders' Equity	**1,966**	**1,937**
Total Liabilities	**4,439**	**4,644**

Nota 33: Considering the volume sold of lubricants and base oil.

0.5 Cosan Corporate

Indicators BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
EBITDA	**637.6**	**797.0**	**-20.0%**	**465.1**	**37.1%**	**1,419.0**	**2,624.5**	**-45.9%**

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg.% 4Q20/4Q19	3Q20 (Jul-Sep)	Chg.% 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Net Revenue	**0.0**	**(0.0)**	**n/a**	**0.0**	**92.9%**	**0.0**	**0.0**	**n/a**
Gross profit (loss)	**(0.1)**	**(0.0)**	**n/a**	**(0.1)**	**-13.5%**	**(1.5)**	**0.0**	**n/a**
Selling, general & administrative expenses	(72.5)	(63.7)	13.8%	(45.9)	58.1%	(200.9)	(227.5)	-11.7%
Other net operating income (expenses)	96.7	(103.4)	n/a	(19.5)	n/a	(19.3)	428.5	n/a
Financial results	38.6	(39.6)	n/a	(258.5)	n/a	(850.4)	(121.6)	n/a
Equity Pick-up	610.0	960.3	-36.5%	527.2	15.7%	1,627.0	2,416.8	-32.7%
Expenses with income and social contribution taxes	(55.2)	4.8	n/a	99.5	n/a	290.4	(85.2)	n/a
Non-controlling interest	2.6	2.4	8.8%	1.5	74.9%	6.9	3.4	n/a
Discontinued operation	-	25.5	-100.0%	-	n/a	-	11.0	-100.0%
Net income	**620.2**	**786.3**	**-21.1%**	**304.1**	**n/a**	**852.2**	**2,425.5**	**-64.9%**

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	1,778	1,126
Securities	915	973
Financial instruments and derivatives	2,582	3,246
Other current assets	1,991	1,901
Other non-current assets	1,591	1,572
Investments	12,978	12,987
Property, plant and equipment	74	75
Intangible assets	7	15
Total Assets	**21,916**	**21,897**
Loans and borrowings	7,580	8,100
Financial instruments and derivatives	131	130
Trade accounts payable	5	3
Payroll	25	21
Other current liabilities	516	503
Other non-current liabilities	2,706	2,474
Shareholders' Equity	**11,052**	**10,665**
Total Liabilities	**21,916**	**21,897**

P. Financial Statements, including Raízen

P.1 Pro forma Consolidated Cosan S.A., including Raízen

Indicators BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg. % 4Q20/4Q19	3Q20 (Jul-Sep)	Chg. % 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
EBITDA	2,101.9	2,105.9	-0.2%	1,916.5	9.7%	6,590.8	7,157.1	-7.9%
Adjusted EBITDA	1,916.7	1,383.3	38.6%	1,700.5	12.7%	5,908.4	5,637.9	4.8%
Investments[37]	562.0	801.9	-29.9%	723.2	-22.3%	2,901.1	3,062.6	-5.3%

Income Statement for the Period BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)	Chg. % 4Q20/4Q19	3Q20 (Jul-Sep)	Chg. % 4Q20/3Q20	2020 (Jan-Dec)	2019 (Jan-Dec)	Var.% 2020x2019
Net Revenue	20,991.8	19,410.8	8.1%	17,550.8	19.6%	68,630.9	72,979.7	-6.0%
Cost of goods sold	(18,751.1)	(17,299.0)	8.4%	(15,437.5)	21.5%	(61,313.5)	(65,547.2)	-6.5%
Gross profit	2,240.8	2,111.8	6.1%	2,113.4	6.0%	7,317.3	7,432.5	-1.5%
Selling, general & administrative expenses	(1,164.0)	(1,100.5)	5.8%	(1,047.1)	11.2%	(4,198.1)	(4,062.1)	3.3%
Other net operating income (expenses)	96.5	458.1	-79.0%	51.8	86.3%	348.9	1,438.3	-75.7%
Financial results	(209.1)	(333.4)	-37.3%	(629.7)	-66.8%	(1,978.2)	(1,046.9)	89.0%
Equity Pick-up	8.9	4.8	85.3%	(0.1)	n/a	(30.0)	(34.8)	-13.7%
Expenses with income and social contribution taxes	(344.7)	(359.1)	-4.0%	(142.1)	n/a	(526.4)	(1,190.4)	-55.8%
Non-controlling interest	(8.2)	(14.7)	-44.0%	(42.2)	-80.5%	(81.7)	(122.2)	-33.1%
Operação descontinuada	-	25.5	-100.0%	-	n/a	-	11.0	-100.0%
Net income	620.2	792.5	-21.8%	303.8	n/a	851.9	2,425.4	-64.9%

Balance Sheet BRL mln	4Q20 12/31/20	3Q20 09/30/20
Cash and cash equivalents	6,325	6,257
Securities	2,281	2,275
Inventories	4,845	5,579
Derivative financial instruments	6,160	7,303
Assets from contracts with clients ST	262	267
Other current assets	8,812	8,620
Other non-current assets	7,290	6,865
Investments	962	935
Property, plant and equipment	9,491	9,729
Intangible assets	13,090	12,944
Assets from contracts with clients LT	1,865	1,899
Total Assets	61,382	62,672
Loans and borrowings	27,706	29,678
Financial instruments and derivatives	1,962	1,569
Trade accounts payable	6,531	6,404
Payroll	463	472
Other current liabilities	3,694	3,915
Other non-current liabilities	9,133	9,115
Shareholders' Equity	11,893	11,518
Total Liabilities	61,382	62,672

Note 34: Includes investments in assets arising from contracts with clients at Raízen Combustíveis.

P. Financial Statements, Cosan approach

P.1 Reconciliation of earnings from Raízen Combustíveis to Cosan perspective

Earnings Conciliation BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)
EBITDA - Raízen Combustíveis perspective	**931.8**	**2,316.2**
Fair Value Effects	(0.0)	(8.0)
Right of Exclusive Supply	(16.0)	(16.0)
Adjustments from unrealized profits	-	(20.1)
EBITDA - Cosan perspective	**915.7**	**2,272.1**
Net Income - Raízen Combustíveis perspective	**398.8**	**1,370.2**
Depreciation & Amortization	(17.1)	(17.5)
Fair Value Effects	(0.0)	(8.0)
Income Tax (34%)	5.8	8.7
Adjustments from unrealized profits	-	(30.3)
Net Income - Cosan perspective	**387.5**	**1,323.0**

P.2 Reconciliation of earnings from Raízen Energia to Cosan perspective

Earnings Conciliation BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)
EBITDA - Raízen Energia perspective	**1,935.7**	**822.1**
Fair Value Effects	(5.4)	(8.7)
Adjustments from unrealized profits	4.7	(0.1)
EBITDA - Cosan perspective	**1,935.0**	**813.3**
Net Income - Raízen Energia perspective	**415.9**	**(47.1)**
Depreciation & Amortization	(44.2)	(34.8)
Fair Value Effects	(5.4)	(8.7)
Financial Expenses	(0.7)	(1.9)
Income Tax (34%)	17.1	15.5
Adjustments from unrealized profits	3.1	(0.1)
Net Income - Cosan perspective	**385.9**	**(77.2)**

P.3 Reconciliation of earnings from Comgás to Cosan perspective

Earnings Conciliation BRL mln	4Q20 (Oct-Dec)	4Q19 (Oct-Dec)
EBITDA - Comgás perspective	**684.1**	**633.7**
Bloked Account	-	-
EBITDA - Cosan perspective	**684.1**	**633.7**
Net Income - Comgás perspective	**320.9**	**367.2**
Amortization adjustments	(30.5)	(30.5)
Income Tax and Social Contribution	10.4	10.4
Net Income - Cosan perspective	**300.8**	**347.1**